EXHIBIT 99.1

NextSource Materials Inc.

Annual Information Form (AIF)

For the year ended June 30, 2022

NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

TABLE OF CONTENTS

1.	INTRODUCTION.	5

2.	EXECUTIVE SUMMARY AND CORPORATE STRUCTURE	5

3.	GENERAL DEVELOPMENT OF THE BUSINESS.	6

4.	MINERAL DEVELOPMENT PROJECTS.	9

5.	VALUE-ADDED MATERIAL PROCESSING FACILITY.	29

6.	MINERAL EXPLORATION PROJECTS.	30

7.	SUSTAINABLE DEVELOPEMNT AND ENVIRONMENTAL POLICIES.	31

8.	RISK FACTORS.	31

9.	DIVIDENDS AND DISTRIBUTIONS.	38

10.	DESCRIPTION OF THE CAPITAL STRUCTURE.	38

11.	MARKET FOR SECURITIES.	40

12.	PRIOR SALES.	41

13.	SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER.	41

14.	DIRECTORS AND OFFICERS.	41

15.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS.	42

16.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS.	42

17.	TRANSFER AGENT AND REGISTRAR.	43

18.	MATERIAL CONTRACTS.	43

19.	INTEREST OF EXPERTS.	43

20.	AUDIT COMMITTEE..	43

21.	ADDITIONAL INFORMATION.	47

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this document constitute forward-looking information within the meaning of applicable Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “goal,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur,” or “be achieved”.

Forward-looking information includes, but is not limited to, information with respect to certain expectations regarding obtaining necessary permits; construction timelines and costs; anticipated production volumes; anticipated operating costs and capital spending; supply, demand and pricing outlook in the graphite market; sources of funding for the Molo Graphite Mine and the Green Giant Vanadium Project; exploration drill results; metallurgical drill results; environmental assessment and rehabilitation costs and amounts of certain other commitments; and the Company’s business objectives and targeted milestones (and timing thereof).

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information. Such factors include, among others; uncertainty due to the Covid-19 Pandemic; development projects are uncertain, and it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production; the Company’s development and exploration projects are in the African country of Madagascar and are subject to country political and regulatory risks; economic dependence on the Molo Graphite Mine; the Company has a significant shareholder; additional permits and licenses are necessary to complete the development of the Molo Graphite Mine; construction and start-up of new mines and industrial plants; fluctuations in the market price of graphite and other metals may adversely affect the value of the Company’s securities, revenue projections and the ability of the Company to develop Phase 2 of the Molo Graphite Mine and the ability to develop BAF plants; estimates of mineral resources and mineral reserves may not be realized; the Company may not have access to sufficient capital to develop Phase 2 of the Molo Graphite Mine and value-added processing facilities; the Company has a limited operating history and expects to incur operating losses for the foreseeable future; due to the speculative nature of mineral property exploration, there is substantial risk that the Company’s assets will not go into commercial production and the business will fail; mining companies are increasingly required to consider and provide benefits to the communities and countries in which they operate, and are subject to extensive environmental, health and safety laws and regulations; because of the inherent dangers involved in mineral exploration, there is a risk that the Company may incur liability or damages as the Company conducts business; the Company has no insurance for environmental problems; should the Company lose the services of key executives, the Company’s financial condition and proposed expansion may be negatively impacted; because access to the Company’s properties may be restricted by inclement weather or proper infrastructure, its exploration programs are likely to experience delays; climate change and related regulatory responses may impact the Company’s business; compliance with changing regulation of corporate governance and public disclosure will result in additional expenses and pose challenges for management; tax risks; because from time to time the Company holds a significant portion of cash reserves in Canadian dollars, the Company may experience losses due to foreign exchange translations; the Company’s business is subject to anti-corruption and anti-bribery laws, a breach or violation of which could lead to civil and criminal fines and penalties, loss of licenses or permits and reputational harm; the Company is exposed to general economic conditions, which could have a material adverse impact on its business, operating results and financial condition; the market price for the Common Shares is particularly volatile given the Company’s status as a company with a small public float, limited operating history and lack of profits which could lead to wide fluctuations in the market price for the Common Shares; the Company does not intend to pay dividends in the foreseeable future; and the Company’s ability to meet other factors listed from time to time in the Company’s continuous disclosure documents, including but not limited to, the Annual Information Form (AIF).

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management and/or “qualified persons” (as such term is defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) made in light of their experience and their perception of trends, current conditions and expected developments, as well as other factors that management and/or qualified persons believe to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because the Company can give no assurance that such expectations will prove to be correct. In addition to the assumptions discussed herein the material assumptions upon which such forward-looking statements are based include, among others, that: the Company will be successful in its financing activities; the demand for graphite will develop as anticipated; graphite prices will remain at or attain levels that would make the Molo Graphite Mine economic; that any proposed operating and capital plans will not be disrupted by operational issues, title issues, loss of permits, environmental concerns, power supply, labour disturbances, financing requirements or adverse weather conditions; the Company will continue to have the ability to attract and retain skilled staff; and there are no material unanticipated variations in the cost of energy or supplies. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purposes of assisting investors in understanding the Company’s expected financial and operating performance and the Company’s plans and objectives and may not be appropriate for other purposes.

The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

This AIF includes market, industry and economic data and projections obtained from various publicly available sources and other sources believed by the Company to be true. Although the Company believes these to be reliable, it has not independently verified the information from third party sources or analyzed or verified the underlying reports relied upon or referred to by the third parties or ascertained the underlying economic and other assumptions relied upon by the third parties. The Company believes the market, industry and economic data and projections are accurate and that the estimates and assumptions are reasonable, but there can be no assurance or guarantee as to their accuracy or completeness and the Company makes no representations as to the accuracy or completeness of such information.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

1. INTRODUCTION

This Annual Information Form (“AIF”) dated September 28, 2022 of NextSource Materials Inc. (“NextSource”, “we”, “our” or “the Company”) should be read in conjunction with Company’s audited Consolidated Financial Statements for the years ended June 30, 2022 and 2021 that were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) that were filed on the Canadian Securities Administrators’ SEDAR website (the “Financial Statements”).

The Financial Statements and this MD&A are presented United States dollars (“USD” or “$”) and all units of measurement are expressed using the metric system, unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars (“CAD$”). The term “NSR” stands for net smelter royalty. The term “tpa” stands for tonnes per annum. Additional information relating to the Company is available on the Canadian Securities Administrators’ (the “CSA”) SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov.

2. EXECUTIVE SUMMARY

NextSource Materials Inc. (the "Company" or “NextSource”) was continued under the Canada Business Corporations Act from the State of Minnesota to Canada on December 27, 2017 and has a fiscal year end of June 30. The Company's registered head office and primary location of records is 130 King Street West, Exchange Tower, Suite 1940, Toronto, Ontario Canada, M5X 2A2. The Company’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “NEXT” and the OTCQB under the symbol “NSRCF”.

NextSource is intent on becoming a vertically integrated global supplier of battery materials through the mining and value-added processing of graphite and other minerals while adhering to environmental, social and governance standards.

On March 29, 2021, the Company announced the initiation of construction for Phase 1 of the Molo Graphite Mine, located in Madagascar, with a production capacity of 17,000 tpa of SuperFlake® graphite concentrate Completion of construction activities and the start of mining activities is expected in November 2022. Completion of plant commissioning is expected in December 2022 followed by a ramp up period of up to three months prior to declaring commercial production.

On April 27, 2022, the Company released a Preliminary Economic Assessment (“PEA”) considering a Phase 2 expansion of the Molo Graphite Mine consisting of a stand-alone processing plant with a production capacity of 150,000 tpa. The Company has initiated a Feasibility Study and a front-end engineering design (“FEED”) study for the Phase 2 expansion considered in the PEA. The Feasibility Study is expected to be completed in December 2022 and the FEED study is expected to be completed after considering Phase 1 operational results. The Company will assess the results of the Feasibility and FEED studies prior to making a final construction decision.

The Company is committed to the construction of battery anode facilities (“BAF”), which are value-added processing facilities that convert flake graphite into spheronized and purified graphite (“SPG”) and coated spheronized graphite (“CSPG”). The CSPG is typically sold to battery manufacturers as anode material, which is then assembled along with cathode material and other components into a finished lithium-ion battery. On April 12, 2021, the Company announced a binding partnership agreement for the construction of BAF plants capable of converting flake graphite into SPG and CSPG using the partner’s proven processing technology. The Company is in the process of completing technical and economic studies for the first BAF plant.

The Company also owns the Green Giant Vanadium Project, located in Madagascar, and the Sagar Project, located in Quebec, both of which are at the exploration and evaluation stage.

The Company has not previously operated any mines and has not completed the construction of any mines. No commercial revenue has been generated from any mineral resources. The Company does not pay dividends and is unlikely to do so in the immediate or foreseeable future.

The Company accepts the risks which are inherent to mineral exploration and development programs and exposure to the cyclical nature of mineral and commodity prices. These risks are discussed in greater detail in the Risk Factors section of this AIF.

Corporate Structure

NextSource owns 100% of NextSource Materials (Mauritius) Ltd. (“MATMAU”), a Mauritius subsidiary, and 2391938 Ontario Inc., an Ontario Company.  MATMAU owns 100% of NextSource Minerals (Mauritius) Ltd. (“MINMAU”), a Mauritius subsidiary, NextSource Graphite (Mauritius) Ltd (“GRAMAU”), a Mauritius subsidiary, and NextSource Materials (Madagascar) SARLU (“MATMAD”), a Madagascar subsidiary.  MINMAU owns 100% of NextSource Minerals (Madagascar) SARLU (“MINMAD”), a Madagascar subsidiary that owns the Green Giant project.  GRAMAU owns 100% of ERG (Madagascar) SARLU (“ERGMAD”), a Madagascar subsidiary that owns the Molo Graphite Mine project.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

Canada
			NextSource Materials Inc.
				100.0%	100.0%
					2391938 Ontario Inc.
Mauritius
		NextSource Materials (Mauritius) Ltd.
						"MATMAU"
		100%			100%
NextSource Graphite (Mauritius) Ltd.					NextSource Minerals (Mauritius) Ltd.
			"GRAMAU"				"MINMAU"
Madagascar				100%
			NextSource Materials (Madagascar) SARLU
					"MATMAD"
	100%					100%
ERG (Madagascar) SARLU					NextSource Minerals (Madagascar) SARLU
			"ERGMAD"				"MINMAD"

Employees and Contractors

The Company relies on the geological and industry expertise of its management team and engages contractors to complete certain aspects of its mine development, mineral exploration and evaluation programs, and development of value-added processing facilities.

As of June 30, 2022, in addition to the Board of Directors, President & Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), Chief Operating Officer (“COO”) and SVP Corporate Development, the Company had 4 employees.  professional, administrative, mine development and mineral exploration and evaluation services are provided by contractors, including by corporations controlled by certain officers and directors of the Company.  The Company intends to significantly expand the number of employees upon completion of construction of Phase 1 of the Molo Graphite Mine.  No assurance can be given that qualified employees can be retained by the Company when necessary.

Competitive Conditions

The mineral exploration and mining business are highly competitive. We compete with numerous other companies and individuals in the search for and the acquisition of financially attractive mineral properties. Our ability to acquire mineral properties in the future will depend not only on our ability to develop our present properties, but also on our ability to select and acquire suitable producing properties or prospects for mineral development or mineral exploration. In addition, we also compete with other companies over retaining skilled experienced workers and sourcing raw materials and supplies used in connection with eventual development and mining operations.

Foreign Operations

Our foreign operations in Madagascar and Mauritius are exposed to various levels of political, economic and social risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; military repression; expropriation; political corruption, extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; war or civil unrest; renegotiation or termination of existing concessions, licenses, permits and contracts; ability of governments to unilaterally alter agreements; surface land access issues; illegal mining; changes in taxation policies, laws and regulations; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any changes in regulations or shifts in political attitudes in such foreign countries are beyond our control and may adversely affect our business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to restrictions on production, export controls, import restrictions, such as restrictions applicable to, among other things, equipment, services and supplies, taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, surface land access, land claims of local people and mine safety.

3. GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

On September 27, 2019, the Company reported the results of a Feasibility Study (“FS”) for its Molo Graphite Project. The FS outlined a phased development approach with Phase 1 producing 17,000 tonnes per annum (“tpa”) over the first two years of production and Phase 2 producing a total of 45,000 tpa starting in year 3.

On October 24, 2019, the Company announced the successful registration of Molo SuperFlake® as a trademark in Canada.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

On October 25, 2019, the Company closed a non-brokered private placement offering of 2,907,777 units at a price of CAD$0.45 per unit for aggregate gross proceeds of USD$998,620 (CAD$1,308,500). Each unit consisted of one common share and one-half common share purchase warrant, with each warrant exercisable into one common share at an exercise price of CAD$0.90 for a period of two years. No finder fees or commissions were paid in association with the private placement.

On September 27, 2019, Quentin Yarie resigned as a director of the Company.

On December 2, 2019, Christopher Kruba and David McNeely became directors of the Company.

On January 23, 2020, John Sanderson and Dalton Larson resigned as directors of the Company and Dean Comand was appointed as Chair of the Board of Directors.

On April 9, 2020, the Company announced that it executed a Letter of Agreement (“LOI”) with a Japanese offtake partner and a leading Chinese processor of graphite anode material to collaborate on the construction of a Battery Anode Facility.

On July 2, 2020, the Company completed a non-brokered private placement of 6,157,887 units at a price of CAD$0.325 per unit for gross proceeds of USD$1,476,571 (CAD$2,001,310). Each unit consisted of one common share of the Company and one-half of one common share purchase warrant, with each full warrant entitling the holder to acquire one additional common share of the Company at a price of CAD$0.65 per share for a period of 24 months. No finder fees or commissions were paid in association with the private placement. In connection with the non-brokered private placement, the Company incurred USD$9,293 in share issuance costs.

On July 20, 2020, Brett Whalen became a director of the Company. On August 24, 2020, the Company announced the appointment of Brett Whalen as Chair of the Board of Directors.

On February 8, 2021, the Company announced that it entered into a binding agreement with Vision Blue Resources Limited (“Vision Blue”) to provide a financing package (the “Financing Package”) for total gross proceeds of USD$29.5M for construction of Phase 1 of the Company’s Molo Graphite Mine.  The Financing Package consisted of an initial private placement of $6.0 million completed on March 15, 2021, a second private placement for $12.5 million completed on May 19, 2021, and a $11.0 million royalty financing ($8.0 million less a $1.5 million royalty financing fee was received on June 28, 2021 and $3.0 million was received on August 17, 2022).  As part of the royalty agreement, beginning on the biannual period ending June 30, 2022, the Company will pay to Vision Blue the greater of: (i) $825,000 (the “Minimum Repayment”) or (ii) 3% of the gross sales revenues from graphite concentrate sales (the “GSR”).  Once Vision Blue has received cumulative royalty payments of $16.5 million, the Minimum Repayment will cease, and the royalty will be based on the GSR. NextSource will have the option at any time to reduce the GSR to 2.25% upon payment to Vision Blue of $20 million.  The Company may delay each of the biannual Minimum Repayments by 12 months, which will become subject to accrued interest of 15% per annum. Vision Blue also received a royalty of 1.0% of the gross revenues from sales of vanadium pentoxide (“V2O5”) from the Green Giant Vanadium Project for a period of 15 years following commencement of production of V2O5. The Company also granted Vision Blue the right to appoint two directors to the Board of the Company.  The Chairman of Vision Blue, Sir Mick Davis, was appointed as Chair of the Board of Directors of the Company on March 15, 2021.  The second Vision Blue appointee, Ian Pearce, was appointed to the Board of Directors of the Company on July 14, 2021.  Vision Blue was granted a right of first refusal to finance the Phase 2 expansion of the Molo Graphite Mine, and if Vision Blue holds common shares representing at least 10% of the issued and outstanding common shares, a right to participate in future equity financings on the same terms as such financing to maintain its ownership percentage in the Company. Vision Blue and each of the Directors and Officers of the Company agreed to a 1-year lock-up period for the securities they held.

On March 15, 2021, the Company completed the initial private placement with Vision Blue consisting of 12,000,000 common shares at a price of CAD$0.65 per share for total gross proceeds of USD$6,000,000 (CAD$7,800,000).  In connection with the non-brokered private placement, the Company incurred USD$16,367 in share issuance costs. The Company also announced the appointment of Sir Mick Davis as Chair of the Board of Directors.

On March 29, 2021, the Company announced the initiation of the construction process for the Molo Graphite Mine in Madagascar with the awarding of the engineering, procurement, and construction management contract.

On April 12, 2021, the Company announced a binding partnership agreement for the construction of BAF plants capable of converting flake graphite into SPG and CSPG using the partner’s proven processing technology. The Chinese partner will design and develop the process flowsheets, source all necessary equipment, and will provide all necessary training and operational know-how and in return will receive a 2% licensing royalty. Whereas the Japanese partner will leverage its sales relationships and will act as exclusive agent for sales, marketing, and trading and in return will receive a 3% sales commission royalty.

On May 11, 2021, the Company announced it initiated the procurement of processing plant equipment for the Molo Graphite Mine.

On May 19, 2021, the Company completed the second private placement with Vision Blue consisting of 23,214,286 units at a price of CAD$0.65 per unit for total gross proceeds of USD$12,500,000 (CAD$15,089,286).  Each unit consisted of one common share of the Company and one common share purchase warrant, with each warrant entitling the holder to acquire one additional common share of the Company at a price of CAD$1.00 per share for a period of 24 months. No finder fees or commissions were paid in association with the private placement.  In connection with the non-brokered private placement, the Company incurred USD$87,788 in share issuance costs.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

On May 25, 2021, the Company announced that following a multi-year verification process, thyssenkrupp entered into a long-term partnership with NextSource and signed an offtake agreement to secure SuperFlake® graphite concentrate for their refractories/foundries, expandable graphite (graphite foil) and battery anode production businesses. The key highlights are:

•	Commercial agreement for the sale of 35,000 tpa of SuperFlake® graphite concentrate from the Molo mine
•	10-year term with an automatic 5-year extension
•	Products under the agreement pertain to refractory, battery anode production and expandable graphite (graphite foil) markets
•	Geographical regions include, but are not limited to, Europe, the UK, North America, Mexico, China and South Korea
•	Minimum 7,300 tpa during Phase 1 initial production
•	Ramp up to 35,000 tpa in Phase 2
•	Shipments in Phase 1 will be used to verify run-of-mill production to trigger the larger volume expansion

On June 23, 2021, the Company announced initiation of a technical study for a Phase 2 production capacity to target 150,000 tpa of SuperFlake® for its Molo Graphite Mine in Madagascar.

On June 28, 2021, the Company received the initial Vision Blue royalty funding of $8.0 million, less a US$1.5 million royalty financing fee.

On July 14, 2021, the Company announced the appointment of Ian Pearce to the Board of Directors and the resignation of David McNeely as a Director of the Company.

On July 22, 2021, the Company announced that it has been accepted as a member of both the European Battery Alliance (“EBA”) and the European Raw Materials Alliance (“ERMA”).

On September 8, 2021, the Company announced it intends to assess emerging opportunities to accelerate expansion through the potential acquisition and development of additional metals and mineral assets that are expected to play a vital role in clean energy technologies.

On November 15, 2021, the Company announced the addition of proprietary graphite coating process to its BAF partnership for the production of CSPG.

On December 14, 2021, the Company announced the offshore fabrication and assembly of the processing plant had been completed.

On January 11, 2022, the Company announced the completion of factory acceptance testing and that preparations for the transport to the mine site had been initiated.

On April 27, 2022, the Company filed a Phase 2 PEA Technical Study that considers an enhanced Phase 2 expansion consisting of a stand-alone processing plant with a production capacity of 150,000 tonnes per annum of graphite concentrate over a 26-year life of mine.  The PEA assumes the Phase 2 processing plant is built adjacent to the Phase 1 processing plant currently under construction.

On April 28, 2022, the Company announced the construction team was setup at the Molo Graphite Mine site in Madagascar and civil and earthworks have been initiated in preparation for the delivery and installation of the processing plant.

On April 28, 2022, the Company announced the initiation of a Feasibility Study and front-end engineering design (“FEED”) study for the proposed Phase 2 expansion of 150,000 tpa of graphite concentrate that was considered in the PEA.

On May 24, 2022, the Company announced construction of the solar, battery and thermal hybrid energy power plant had begun and all required licenses to initiate construction of the solar facility had been obtained.  The Company also announced that due to increases in global logistics costs, the Phase 1 construction budget had been increased by approximately $3.0 million to $24.0 million plus an additional $3.0 million for working capital.

On August 9, 2022, the Company announced the processing plant had been unloaded in the port of Fort Dauphin and was expected to take approximately 45 days to transport and begin reassembly of the plant at the mine site.

On August 17, 2022, the Company received an additional $3.0 million from Vision Blue as part of the royalty financing agreement.

Significant Acquisitions

The Company has not completed any significant acquisitions during the most recently completed financial year.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

4. MINERAL DEVELOPMENT PROJECTS

The following section contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws. The Company continues to monitor the implications of the Covid-19 Pandemic. The manner and extent that the pandemic, and measures taken because of the pandemic by governments and others, will affect the Company in ways that cannot be predicted with certainty. See the Cautionary Statement Regarding Forward-Looking Information and Uncertainty due to the Covid-19 Pandemic in the Risks section of this AIF for a discussion of assumptions and risks relating to such statements and information and a discussion of certain risks facing the Company relating to the pandemic.

Molo Graphite Mine, Southern Madagascar Region, Madagascar

Overview and Phase 1 Project Plan

The Molo Graphite Mine project is located near the town of Fotadrevo in the Province of Toliara, Madagascar.

On December 14, 2011, the Company entered into a Definitive Joint Venture Agreement ("JVA") with Malagasy Minerals Limited ("Malagasy") to acquire a 75% interest in a property package for the exploration and development of industrial minerals, including graphite, vanadium and 25 other minerals.

On April 16, 2014, the Company signed a Sale and Purchase Agreement and a Mineral Rights Agreement (together “the Agreements”) with Malagasy to acquire the remaining 25% interest, subject to Malagasy retaining a 1.5% net smelter royalty.  Prior to becoming a Director of the Company, Brett Whalen purchased an option to acquire the 1.5% NSR from Malagasy, upon the mine achieving commercial production, in return for a further payment to Malagasy.

On February 15, 2019, the Company received a 40-year mining license for the Molo Graphite Project from the Madagascar Government which does not limit mining to any specific volume and is subject to a 2% gross revenue royalty.  On April 11, 2019, the Company also received the Global Environmental Permit for the Molo Graphite Project from the Madagascar Ministry of Environment’s Office National pour l'Environnement (the National Office for the Environment; or “ONE”).

On September 27, 2019, the Company reported the results of an updated Feasibility Study (“FS”) consisting of two phases. Phase 1 consisted of a processing plant with a production capacity of 17,000 tpa of graphite concentrate over a 30-year life of mine. Phase 2 consisted of an expansion in the third year, resulting in a combined production capacity of 45,000 tpa of graphite concentrate over the remaining 30-year life of mine.

On February 8, 2021, the Company announced that it entered into a binding agreement with Vision Blue Resources Limited (“Vision Blue”) to provide a financing package (the “Financing Package”) for total gross proceeds of $29.5 million.  The proceeds of the Financing Package will be used to complete construction of Phase 1 of the Company’s Molo Graphite Mine. The Financing Package consisted of an initial private placement of $6.0 million (completed on March 15, 2021), a second private placement for $12.5 million (completed on May 19, 2021), and a $11.0 million royalty financing agreement ($8.0 million received on June 28, 2021 and $3.0 million received on August 17, 2022). Vision Blue was also granted a right of first refusal to finance a Phase 2 expansion of the mine.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

On March 29, 2021, the Company announced the initiation of the construction process for Phase 1 of the Molo Graphite Mine with a production capacity of 17,000 tpa of high-quality SuperFlake® graphite concentrate and began capitalizing development costs.

On May 11, 2021, the Company announced it initiated the procurement of processing plant equipment.

On December 14, 2021, the Company announced the offshore fabrication and assembly of the processing plant had been completed.  On January 11, 2022, the Company announced the completion of factory acceptance testing and that preparations for the transport to the mine site had been initiated.

On April 28, 2022, the Company announced the construction team was setup at the Molo Graphite Mine site in Madagascar and civil and earthworks have been initiated in preparation for the delivery and installation of the processing plant.

On May 24, 2022, the Company announced construction of the solar, battery and thermal hybrid energy power plant had begun and all required licenses to initiate construction of the solar facility had been obtained.  The Company also announced that due to increases in global logistics costs, the Phase 1 construction budget had been increased by approximately $3.0 million to $24.0 million plus an additional $3.0 million for working capital.

On August 9, 2022, the Company announced the processing plant had been unloaded in the port of Fort Dauphin.

Completion of construction activities and the start of mining activities is expected in November 2022.  Completion of plant commissioning is expected in December 2022 followed by a ramp up period of up to three months prior to declaring commercial production.

Phase 2 Expansion

On April 27, 2022, the Company filed a Phase 2 PEA Technical Study that considers an enhanced Phase 2 expansion consisting of a stand-alone processing plant with a production capacity of 150,000 tonnes per annum of graphite concentrate over a 26-year life of mine.  The PEA assumes the Phase 2 processing plant is built adjacent to the Phase 1 processing plant currently under construction.

On April 27, 2022, the Company released a Preliminary Economic Assessment (“PEA”) considering a Phase 2 expansion of the Molo Graphite Mine consisting of a stand-alone processing plant with a production capacity of 150,000 tpa.  The Company has initiated a Feasibility Study and a front-end engineering design (“FEED”) study for the Phase 2 expansion considered in the PEA. The Feasibility Study is expected to be completed in December 2022 and the FEED study is expected to be completed after considering Phase 1 operational results.

The Company will assess the results of the Feasibility and FEED studies prior to making a final construction decision. Construction of the Phase 2 expansion is subject to the Feasibility Study confirming positive project economics and subsequently obtaining sufficient funding for construction costs and working capital.

Global market for and supply of flake graphite

Benchmark Intelligence estimated that global flake graphite demand in 2020 was approximately 900,000 tonnes and is expected to increase significantly over the next ten years due to increasing demand for lithium-ion batteries used in electric vehicles.  A rule of thumb is that approximately 1.1 tonnes of flake graphite (2,500 lbs) is required for each 1GWh of electric vehicle capacity.  Benchmark Intelligence has further estimated that global battery manufacturing capacity in 2020 was approximately 755 GWh and is set to increase by 2030 to 3,400 GWh through the construction of up to 200 new gigafactories.  As a result, global flake graphite demand in 2030 is estimated at approximately 4,000,000 tonnes, which exceeds the existing global supply.

Benchmark Intelligence estimated that the global flake graphite market was in relative balance in recent years but has moved from an oversupply of 226,000 tpa in 2018 to a deficit of approximately 60,000 tpa in 2021.  Flake graphite demand is forecast to exceed global supply by approximately 430,000 tpa by 2026 and increasing to approximately 1,888,000 tpa by 2030.  The supply response for natural flake graphite is expected to be constrained by technical challenges, capital costs, development timelines and operating economics.  The supply response for synthetic flake graphite is expected to be constrained by the economics and availability of petroleum needle coke, which is its primary raw material feedstock for synthetic graphite and is also in demand for use in the steel making industry.

As an industrial mineral, flake graphite pricing is determined by three factors: 1) flake size, 2) carbon purity and 3) industry-specific technical attributes of the flakes.  Flake sizing is broadly classified into four ranges: small (-100 mesh, or <75µm), medium (-80 to 100 mesh, or 75µm to 180µm), large (-50 to 80 mesh, or 180µm to 300µm), and extra-large or jumbo (+50 mesh, or >300µm). These flake sizes are in turn classified by carbon content (”C”), and are typically sold in ranges of 88-93% C, 94-95% C, and 95-97% C. The specific technical attributes of the flakes are then defined by end-user parameters such as expansion coefficient, thermal and electrical conductivity, and charge-discharge stability and efficiency. Larger flake size is generally sold at a premium to smaller flake sizes, and higher purity products (e.g., above 94%) are sold at a premium to lower purity products. Pricing is further impacted by the regional location of supply.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

Transactions in the flake graphite market are generally based on private negotiations between buyers and sellers, as a result there is no spot or forward market. Research companies such as Benchmark Mineral Intelligence (“Benchmark”) and Roskill Information Services (“Roskill”) estimate current and historical pricing based on their proprietary market research and publish forward estimates for select grades and product types.  Benchmark has estimated the following average FOB China 94-95% C flake graphite market prices for different mesh sizes during the past 12 months.  Benchmark has not estimated the flake graphite market prices for 96-98% C flake graphite, which is the yield expected to be produced by the Molo Graphite Mine and is typically sold at a premium to 94-95% C flake graphite.

SuperFlake® Graphite

Independent testing by various third-party end users of flake graphite was announced by the Company in 2015 that confirmed that flake graphite concentrates from the Molo Graphite Mine meet or exceed quality requirements for all major end-markets of natural flake graphite. The major end-markets for flake graphite include refractories, graphite anode materials used in lithium-ion batteries, specialty graphite foils used as essential components in the chemical, aeronautical and fire-retardant industries, and graphene used in high-end ink and substrate applications.

The Feasibility Study confirmed that Molo flake graphite concentrate has an excellent flake size distribution that is well above the global average, with 46.4% classified as +80 mesh (large), +65 mesh (extra-large) and +48 mesh (jumbo) mesh in flake size, which includes 23.6% as +48 mesh and greater in flake size. The concentrate also has excellent thermal expansion, can be upgraded to 99.97% purity, and contains no deleterious substances and has high crystallinity.

In response, NextSource has registered SuperFlake® as a trademark for the Molo flake graphite concentrate in the United States, Canada, Japan, South Korea, U.K. and the European Union.  These are the top demand markets for flake graphite and the countries where NextSource intends to sell its SuperFlake® graphite material.

Sales, Marketing and Offtakes

The Company expects to sell the flake graphite produced at the Molo Graphite Mine to key customers under the following offtakes. Once a BAF plant is operational, as justified by market and operational conditions, the Company expects to prioritize the sale of small flake (-100 mesh, or <75µm) to the BAF plant.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

On October 16, 2018, the Company announced a binding offtake agreement for the supply of SuperFlake® graphite concentrate with a prominent Japanese Trading Company that is a primary supplier of flake graphite to a major Japanese electric vehicle anode producer. To protect certain confidential aspects of the agreement, the Japanese Trading Company and the Japanese electric vehicle anode producer requested not to be identified.  The key highlights are:

•	Offtake is for a period of ten (10) years, beginning at the start of commercial production at the Molo Graphite Mine, with an automatic renewal for an additional five (5) years.
•	Exclusive right to import and sell SuperFlake® graphite concentrate in Japan.
•	Provided that commercial production commences within 3 years, following the ramp up period, the Japanese Partner will purchase 20,000 tonnes of SuperFlake® graphite per annum.
•	Product prices will be negotiated on a per order basis between the parties and will be based on the market prices (FOB basis) prevailing in the region.

On May 25, 2021, the Company announced that following a multi-year verification process, thyssenkrupp entered into a long-term partnership with NextSource and signed an offtake agreement to secure SuperFlake® graphite concentrate for their refractories/foundries, expandable graphite (graphite foil) and battery anode production businesses. The key highlights are:

•	Commercial agreement for the sale of 35,000 tpa of SuperFlake® graphite concentrate from the Molo mine
•	10-year term with an automatic 5-year extension
•	Products under the agreement pertain to refractory, battery anode production and expandable graphite (graphite foil) markets
•	Geographical regions include, but are not limited to, Europe, the UK, North America, Mexico, China and South Korea
•	Minimum 7,300 tpa during Phase 1 initial production
•	Ramp up to 35,000 tpa in Phase 2
•	Shipments in Phase 1 will be used to verify run-of-mill production to trigger the larger volume expansion

Non-Government Royalties

On June 28, 2021, the Company received the royalty funding from Vision Blue consisting of $8.0 million, less a $1.5 million royalty financing fee.  The Company received a further $3.0 million received on August 17, 2022.  In return for the royalty funding, the Company will pay to Vision Blue the greater of: (i) $1.65 million per annum or (ii) 3% of the gross revenues from SuperFlake® concentrate sales (the “GSR”). Once Vision Blue has received a cumulative royalty payment of $16.5 million, the GSR will be calculated as 3% of the gross revenues from the Company’s SuperFlake® sales. NextSource will have the option at any time to reduce the GSR to 2.25% upon payment to Vision Blue of $20 million.  The Company may delay each individual minimum repayments for a period of 12 months, whereby each deferred payment will be subject to accrued interest of 15% per annum.  The Company expects to defer each minimum repayments and as a result, the first minimum repayment is expected to be completed on or about June 30, 2023.

On December 14, 2011, the Company entered into a Definitive Joint Venture Agreement ("JVA") with Malagasy Minerals Limited ("Malagasy") to acquire a 75% interest in a property package that included the Molo graphite exploration claims.  On April 16, 2014, the Company signed a Sale and Purchase Agreement and a Mineral Rights Agreement (together “the Agreements”) with Malagasy to acquire the remaining 25% interest, subject to Malagasy retaining a 1.5% net smelter royalty (“NSR”).  Prior to becoming a Director of the Company, Brett Whalen purchased an option to acquire the 1.5% NSR from Malagasy upon the mine achieving commercial production in return for a further payment to Malagasy.

Exploration and Evaluation

The Molo Graphite Project is one of seven surficial graphite trends discovered and drill tested by NextSource in late 2011 and announced to the market in early January 2012. The Molo deposit itself occurs in a flat, sparsely populated, and dry savannah grassland region that has easy access via a network of seasonal secondary roads.

The Molo Graphite Project graphitic zone consists of multi-folded graphitic strata at surface with an exposed strike length of over two kilometres. Outcrop mapping and trenching on the Molo Graphite Project has shown the surface geology to be dominated by resistant ridges of graphitic schist and graphitic gneiss, as well as abundant graphitic schist float. Geological modeling has shown that the Molo Graphite Project deposit consists of various zones of mineralized graphitic gneiss, with a barren footwall composed of garnetiferous gneiss. The host rock of the mineralized zones on the Molo Graphite Project is graphitic gneiss.

Resource delineation, drilling and trenching on the Molo Graphite Project took place between May and November of 2012.  This resulted in a maiden mineral resource estimate that formed the basis for the 2013 Preliminary Economic Assessment (the “2013 PEA”), which was undertaken by DRA Mineral Projects and released in 2013.The positive outcome of the 2013 PEA resulted in another phase of exploration drilling and sampling in 2014 to upgrade the deposit and its contained mineral resources to mineral reserves. The process included an additional 32 diamond drill holes (totaling 2,063 metres) and 9 trenches (totaling 1,876 metres). The entire database upon which the upgraded resource estimate was based contained 80 drill holes (totaling 11,660 metres) and 35 trenches (totaling 8,492 metres). This mineral resource formed the basis of the first feasibility study released in February 2015, the second feasibility study released in September 2019, and the Phase 2 PEA Technical Study.

The resource remains open along strike and to depth.  The Company intends to initiate additional drilling during the next 12 months to expand the resource along strike.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

Resource and Reserve Estimate

Readers are cautioned to refer to the 2022 PEA Technical Report dated for all the material assumptions, qualifications and verification procedures relating to the current mineral resource and mineral reserve estimate for the Molo Graphite Project. Mineral Reserves and Mineral Resources did not change as a result of the PEA and remain the same as disclosed in the 2019 Feasibility Study.  A summary of the PEA and the 2019 Feasibility Study are presented in the following sections.

The total Measured and Indicated Resource is estimated at 100.37 Mt, grading at 6.27% carbon. Additionally, an Inferred Resource of 40.91 Mt, grading at 5.78% carbon is stated. The current mineral resource estimate for the Molo Graphite Project is summarized below consisting of the resource categories, the tonnage, the carbon grade (“C%”) and the contained graphite (“C”) tonnage.

Classification	Tonnage (Mt)	Grade (C%)	Graphite (C Mt)
Measured	23.62	6.32%	1.49
Indicated	76.75	6.25%	4.80
Measured & Indicated	100.37	6.27%	6.29
Inferred	40.91	5.78%	2.36

The Mineral Resources above are inclusive of the Mineral Reserves below.

Classification	Tonnage (Mt)	Grade (C%)
Proven	14.17	7.00%
Probable	8.37	7.04%
Proven & Probable	22.44	7.02%

The effective date of the Mineral Resource tabulation is August 14, 2014. The Mineral Resources are classified according to the Canadian Institute of Mining, Metallurgy and Petroleum definitions. A cut-off grade of 4% C was used for the “higher grade” zones and 2% C for the “lower grade” zones. A relative density of 2.36t per cubic meter was assigned to the mineralized zones for the resource estimation. The resource remains open along strike and to depth.

Proven reserves are reported as the measured resources inside the designed open pit and above the grade cut-off of 4.5% C. Similarly, the probable reserves are reported as the Indicated Resources inside the designed open pit and above the grade cut-off of 4.5% C.

Preliminary Economic Study (Summary)

On April 27, 2022, the Company filed a Phase 2 PEA Technical Study that considers an enhanced Phase 2 expansion consisting of a stand-alone processing plant with a production capacity of 150,000 tonnes per annum of graphite concentrate over a 26-year life of mine.  The PEA assumes the Phase 2 processing plant is built adjacent to the Phase 1 processing plant currently under construction.  The PEA estimated that Phase 2 capital costs will be $155.8 million resulting in a pre-tax NPV utilizing an 8% discount rate of $904.8 million and a pre-tax IRR of 40.4%.

The following is a summary of the economic and operational highlights. The PEA incorporated the procurement of all mining equipment, off-site modular fabrication and assembly, factory acceptance testing, module disassembly, shipping, plant infrastructure construction, onsite module re-assembly, commissioning, project contingencies and working capital. All capital and operating costs expressed for Phase 2 are accurate to +/- 25%

Description	Phase 2 PEA (150K tpa production)
Economic Highlights
Pre-tax Net Present Value (“NPV”) (8% discount rate) (1)(2)(4)(8)	US$904.8 million
Post-tax NPV (8% discount rate) (1)(2)(3)(4)(8)	US$593.0 million
Pre-tax Internal Rate of Return (“IRR”) (1)(2)(4)(8)	40.4%
Post-tax IRR (1)(2)(3)(4)(8)	31.4%
Life of Mine (“LoM”)	26 years
Pre-tax payback (1)(2)(4)(8)	3.18 years
Post-tax payback (1)(2)(3)(4)(8)	3.74 years
Capital costs ("CAPEX") including contingency of $31.96 million (2)	US$155.8 million

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

Description	Phase 2 PEA (150K tpa production)
Initial working capital	US$20.9 million
Sustaining and closure CAPEX	US$24.5 million
Operational Highlights
Graphite concentrate sale price (US$ per tonne of concentrate)(8)	US$1,230.50
Average operating costs FOB (“Opex”) (US$ per tonne of concentrate following ramp-up)(7)	US$495.62
Average annual production of concentrate (5)(6)	150,000 tpa
Average ore mined per annum over LoM	2,532,345 tpa
Average head grade	6.16%
Concentrate purity (Cg) of finished product	97%
Average stripping ratio	0.53:1
Average carbon recovery	88.30%

Notes

(1) Assumes Project is financed with 100% equity.

(2) Capex includes process equipment, civil and infrastructure, mining, buildings, electrical infrastructure, project and construction services.

(3) Assumes 2% government gross revenue royalty, 3% Vision Blue gross revenue royalty, 1.5% NSR royalty and corporate tax rate of 20%.

(4) Assumes no inflationary adjustments in sales price, or operating costs.

(5) Assumes all mineralized material from the Company’s 2019 Feasibility Study, including ore from the Measured, Indicated and Inferred Mineral Resource categories, are sent to the treatment plant.

(6) Assumes a cut-off grade of 4.5% carbon has been applied, with all material below this cut-off grade treated as waste.

(7) Assumes all concentrate will be sold on a FOB basis at the Port of Ehoala, Madagascar.

(8) Based on current market prices provided by UK-based commodity price reporting agencies Benchmark Minerals Intelligence and fast markets.

The following is an extract of the summary section of the PEA.

Introduction

The Company is a mineral exploration and development company based in Toronto, Canada. The Company is currently focused on the development of its 100% owned, flagship Molo Graphite Mine Project.

The Molo deposit is situated 160 km south-east of the city of Toliara, in the Tulear region of south-western Madagascar. The deposit occurs in a sparsely populated, dry savannah grassland region, which has easy access via a network of seasonal secondary roads radiating outward from the village of Fotadrevo. Fotadrevo in turn has an all-weather airstrip and access to a road system that leads to the regional capital (and port city) of Toliara and the Port of Ehoala at Fort Dauphin via the RN10, or RN13.

Geologically, Molo is situated in the Bekily block (Tolagnaro-Ampanihy high grade metamorphic province) of southern Madagascar. The Molo deposit is underlain predominantly by moderately to highly metamorphosed and sheared graphitic (biotite, chlorite and garnet-rich) quartzo-feldspathic schists and gneisses, which are variably mineralised. Near surface rocks are oxidised, and saprolitic to a depth, usually of less than 5m.

Molo was one of several surficial graphite trends discovered by the Company, (then Energizer Resources) in late 2011, and announced in early January 2012. The deposit was originally drill tested in 2012, with an initial seven holes being completed. Resource delineation, drilling and trenching on Molo took place between May and November of 2012 and allowed for a maiden Indicated and Inferred Resource to be stated in early December of the same year. This maiden Mineral Resource Estimate (“MRE”) formed the basis for a PEA, which was undertaken by DRA Projects in 2013 (the “Molo 2013 PEA").

The positive outcome of the Molo 2013 PEA led the Company to undertake another phase of exploratory drilling and sampling in 2014, which was done under the supervision of CCIC. This phase of exploration was aimed at improving the geological confidence of the deposit and it’s contained mineral resources and included an additional 32 diamond drill holes (totalling 2,063m) and 9 trenches (totalling 1,876m).

CCIC were subsequently engaged to update the geological model and resource estimate. The entire database on which this new model and resource estimate is based contains 80 drill holes (totalling 11,660m) and 35 trenches (totalling 8,492m). This new resource formed the basis of the Molo 2015 Feasibility Study, which was based on 860 ktpa of ore processing capacity (the “Molo 2015 FS”).

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

In 2017, the Company released the results of an updated Molo Feasibility Study, which was based on ore processing capacity of 240 ktpa (the “Molo 2017 FS”).

On September 27, 2019, the Company reported the results of an updated Feasibility Study (“FS”) consisting of two phases: Phase 1 consisted of a fully operational and sustainable graphite mine with a permanent processing plant capable of processing 240,000 tpa of ore producing approximately 17,000 tpa of graphite concentrate per year over a 30-year life of mine, and Phase 2 consisted of a modular expansion to a production capacity of 45,000 tpa of graphite concentrate in Year 3.

On March 29, 2021, the Company announced the initiation of the construction process for Phase 1 of the Molo Graphite Mine with a processing plant capable of processing 240,000 tpa of ore producing approximately 17,000 tpa of graphite concentrate.

Anticipating the future demand for industrial minerals such as those held by the Company (Graphite and Vanadium) is complex. The demand for these minerals is, to a large extent, driven by the development of the battery market which remains uncertain, but bullish. Significant research has been completed by various analysts and the consensus view is that an explosive increase in demand can be expected. The uncertainty, however, is the timing of such increase in demand.

The Company has announced graphite concentrate offtakes with a Japanese Trader and with thyssenkrupp. The Company is in the process of formalizing additional sales agreements. To ensure that the Company remains ahead of the competition and to appropriately plan for future market demand, the Company has opted for a flexible development approach, which comprises a modular solution yielding optimal cashflow and return metrics with suitable flexibility to enable them to rapidly respond to market changes.

As such, the Company requested the completion of a PEA-level study for an enhanced Phase 2 expansion.

This Technical Report (hereinafter referred to as the “PEA”) considers a Phase 2 stand-alone processing plant capable of processing 2,500,000 tpa of ore producing approximately 150,000 tpa of graphite concentrate over a 26 year LoM.

This PEA utilises the knowledge base of the FS technical report. Where applicable and relevant, Phase 2 amounts from the FS are updated for inflation and current market realities.  Phase 2 costing is derived from current market pricing and the factorisation of pricing obtained during construction of Phase 1.  Phase 2 costs are therefore deemed accurate to PEA level. Costs are expected to be further optimised through economies of scale which are not considered in this report.

The Company has every intention to develop Phase 2 in close succession to the completion of Phase 1 and has the mineral resources to support further increases of its mining and beneficiation capacity as the inevitable increase in demand is realised.

Project Location

The Molo deposit is located some 160 km south-east of Madagascar’s administrative capital (and port city) of Toliara, in the Tulear region and about 220 km NW of Fort Dauphin and is approximately 13 km NE of the local village of Fotadrevo.

Project Description

The Phase 1 of the Molo Graphite Mine consists of the construction of a greenfield open pit mine, a processing plant capable of processing 240,000 tpa of ore producing 17,000 tpa of graphite concentrate, and all supporting infrastructure including water, fuel, power, tailings (co-disposed), buildings and permanent accommodation. This PEA considers a stand-alone Phase 2 processing plant capable of processing 2,500,000 tpa of ore producing 150,000 tpa of graphite concentrate over a 26 year LoM, and all supporting infrastructure including water, fuel, power, tailings (co-disposed), buildings and permanent accommodation.  Only the Phase 2 revenues, operating costs and capital cost estimates form the basis of the PEA financial model.

Summary of Financial Results

The financial results for Phase 2, consisting of a stand-alone processing plant capable of producing 150,000 tpa of graphite concentrate over a 26 year LoM, are summarized in Table 1 below. The results are based on a discounted cash flow analysis of Phase 2 using real cash flows, which do not include the effects of inflation. NextSource completed all financial modelling and sensitivity analysis, including the estimates for the NPV, IRR, payback and initial working capital.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

Table 1: Summary of Financial Results

Description	Phase 2 PEA (150K tpa production)
Economic Highlights
Pre-tax Net Present Value (“NPV”) (8% discount rate) (1)(2)(4)(8)	US$904.8 million
Post-tax NPV (8% discount rate) (1)(2)(3)(4)(8)	US$593.0 million
Pre-tax Internal Rate of Return (“IRR”) (1)(2)(4)(8)	40.4%
Post-tax IRR (1)(2)(3)(4)(8)	31.4%
Life of Mine (“LoM”)	26 years
Pre-tax payback (1)(2)(4)(8)	3.18 years
Post-tax payback (1)(2)(3)(4)(8)	3.74 years
Capital costs ("CAPEX") including contingency of $31.96 million (2)	US$155.8 million
Initial working capital	US$20.9 million
Sustaining and closure CAPEX	US$24.5 million
Operational Highlights
Graphite concentrate sale price (US$ per tonne of concentrate)(8)	US$1,230.50
Average operating costs FOB (“Opex”) (US$ per tonne of concentrate following ramp-up)(7)	US$495.62
Average annual production of concentrate (5)(6)	150,000 tpa
Average ore mined per annum over LoM	2,532,345 tpa
Average head grade	6.16%
Concentrate purity (Cg) of finished product	97%
Average stripping ratio	0.53:1
Average carbon recovery	88.30%

Notes

(1)	Assumes Project is financed with 100% equity.
(2)	Capex includes process equipment, civil and infrastructure, mining, buildings, electrical infrastructure, project and construction services.
(3)	Assumes 2% government gross revenue royalty, 3% Vision Blue gross revenue royalty, 1.5% NSR royalty and corporate tax rate of 20%.
(4)	Assumes no inflationary adjustments in sales price, or operating costs.
(5)	Assumes all mineralized material from the Company’s 2019 Feasibility Study, including ore from the Measured, Indicated and Inferred Mineral Resource categories, are sent to the treatment plant.
(6)	Assumes a cut-off grade of 4.5% carbon has been applied, with all material below this cut-off grade treated as waste.
(7)	Assumes all concentrate will be sold on a FOB basis at the Port of Ehoala, Madagascar.
(8)	Based on current market prices provided by UK-based commodity price reporting agencies Benchmark Minerals Intelligence and fast markets.

Property Description and Ownership

Property Description

The Project includes 790 claims and an area totalling 308.6 km2.

The Project is centred on UTM coordinates 495,289 easting 7,345,473 northing (UTM 38S, WGS 84 datum), and is located 11.5 km east-north-east of the town of Fotadrevo.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

The property is within Exploitation / Mining Permit PE #39807 which covers an area of 175 km2 or 17,500 hectares (“ha”), and Exploration Permits PR #39806 and PR #39810 which cover areas of 96.1 km2 (9609 ha) and 37.5 km2 (3750 ha), respectively.

Ownership

On December 14, 2011, the Company entered into a Definitive JVA with Malagasy Minerals Limited, (hereinafter referred to as "Malagasy"), a public company on the Australian Stock Exchange, to acquire a 75% interest to explore and develop a group of industrial minerals, including graphite, vanadium and approximately 25 other minerals. On October 24, 2013, the Company signed a MOU with Malagasy to acquire the remaining 25% interest in the land position.

On April 16, 2014, the Company signed a Sale and Purchase Agreement and a Mineral Rights Agreement with Malagasy to acquire the remaining 25% interest. Malagasy retains a 1.5% Net Smelter Return Royalty ("NSR").

CCIC reviewed a copy of the Contrat d’Amodiation pertaining to this right and are satisfied that the rights to explore this permit have been ceded to the Company, or one of its Madagascar subsidiaries.

The Project was located within Exploration Permit PR #3432 as issued by the Bureau de Cadastre Minier de Madagascar (“BCMM”) pursuant to the Mining Code 1999 (as amended) and its implementing decrees. On January 18, 2019, Permit PR #3432 was transformed into two Exploration Permits (PR #39806 and PR #39810) and an Exploitation Permit (PE #39807) by the Ministry of Mines, with the official permit being granted to the Company by the BCMM on February 14, 2019.

Mineral Resources and Reserves delineated in Sections 14 and 15 of this Report are entirely within the bounds of Exploitation Permit PE #39807. The Company holds the exclusive right to exploit / mine and explore for graphite within this license area for a period of 40 years and can renew the license several times for a further period of 20 years upon each renewal.

The Company holds the exclusive right to explore for a defined group of industrial minerals within Exploration Permits PR #39806 and PR #39810. These industrial minerals include the following: Vanadium, Lithium, Aggregates, Alunite, Barite, Bentonite, Vermiculite, Carbonatites, Corundum, Dimensional stone, (excluding labradorite), Feldspar (excluding labradorite), Fluorspar, Granite, Graphite, Gypsum, Kaolin, Kyanite, Limestone / Dolomite, Marble, Mica, Olivine, Perlite, Phosphate, Potash–Potassium minerals, Pumice Quartz, Staurolite, Zeolites.

Companies in Madagascar first apply for an exploration mining permit with the BCMM, a government agency falling under the authority of the Minister of Mines. Permits under usual circumstances are generally issued within a month. The number of squares varies widely by claim number.

The updated Decret requires the payment of annual administration fees of Permits Research of 15,000 Ariary (MGA) for exploitation permits in years one and two. Annual fees increase by multiplying by a factor equivalent to the number of years (plus 1) that the company has held the permit. Exploration permits have an updated duration of five years, with the possibility of two renewals of an additional three years each. Payments of the administration fees are due each year on 31 March, along with the submission of an activity report. Each year the Company is required to pay a similar, although increasing amount to maintain the claims in good standing.

Reporting requirements of exploration activities carried out by the title holder on an Exploration Permit are minimal. A title holder must maintain a diary of events and record the names and dates present of persons active on the Project. In addition, a site plan with a scale between 1/100 and 1/10,000 showing “a map of the work completed” must be presented. CCIC is of the opinion that the Company is compliant in terms of its commitments under these reporting requirements.

The Project has not been legally surveyed; however, since all claim boundaries conform to the pre-determined rectilinear LaBorde Projection grid, these can be readily located on the ground by use of Global Positioning System (“GPS”) instruments. Most current GPS units and software packages do not, however, offer LaBorde among their available options and therefore defined shifts must be employed to display LaBorde data in the WGS 84 system. For convenience, all the Company’s positional data is collected in WGS 84, and if necessary, converted back to LaBorde.

The Company’s Royalties

The Madagascar government retains a 2% gross revenue royalty, Vision Blue Resources Limited (“Vision Blue”) retains a 3% gross revenue royalty, and Malagasy retains a 1.5% net smelter return royalty on the Project.

Permits

Exploitation Permit PE #39807 (175 km2) and Exploration Permits PR #39806 and PR #39810 are held under the name of a subsidiary of the Company called ERG (Madagascar) Ltd. S.A.R.L.U. and were granted to the Company by the BCMM on February 14, 2019.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

The Madagascar Ministry of Environment’s Office National pour l'Environnement (the National Office for the Environment) or “ONE”, granted the Company’s Environmental License for Phase 1 of the Molo Graphite Mine on April 8, 2019, after reviewing the following Exploitation Permit PE #39807:

•	Environmental and Social Impact Assessment (“ESIA”) and Relocation Action Plan (“RAP”) to International Finance Corporation (“IFC”) Performance and World Bank Standards.

•	Completion of local and regional stakeholder and community engagement, with overwhelming support from both the local community and local government, as well as regional government.

•	Signed agreements with all potentially affected land occupants to accept compensation for any affected crops and grazing land and relocation if needed.

•	Approved capital investment certification from the BCMM.

•	Receipt of Cahier des Charges Minière (mining specification) from the BCMM as pre-requisite to submitting the ESIA and RAP to ONE for review.

•	Successful completion of the ONE’s technical evaluation process which consisted of a site visit and four separate community consultations.

•	Joint agreement and signature of the Cahier des Charges Environnementales (environmental specification) with the ONE.

  Specific Environmental Management Plans (S/EMPs) are approved for the following Project components:

•	Relocation Action Plan and Livelihood Restoration Plan for Phase 1.
•	Thermal and Solar Self-Generation of Electricity for Phase 1.
•	The Development of Roads and Pipelines for Phase 1.
•	The Waste Management Plan for Phase 1.

 The approval of the following additional Specific Environmental Management Plans (S/EMPs) is pending:

•	The development of the Base Camp.
•	The development of the Processing Plant and associated buildings and structures.
•	The development of the Opencast Pit.

 The approval of the following additional permit is pending:

•	The Tree Removal Permit.
•	Industrial Operating License.
•	Building / Construction Permit.
•	Long-term Land Lease.
•	Agreement with the Port of Ehoala.

Geologic Setting and Mineralization

The Molo deposit occurs within the regional Ampanihy Shear Zone. The most conspicuous feature of rocks found within this shear zone is their well-developed north-south foliation and vertical to sub-vertical nature. Martelat et al. (2000) state that this observed bulk strain pattern is clearly related to a transpressional regime during bulk horizontal shortening of heated crust, which resulted in the exhumation of lower crustal material.

The Project area is underlain by supracrustal and plutonic rocks of late Neoproterozoic age that were metamorphosed under upper amphibolite facies and deformed with upright north-northeast-trending structures. The supracrustal rocks involve migmatitic (± biotite, garnet) quartzo-feldspathic gneiss, marble, chert, quartzite, and amphibolite gneiss. The metaplutonic rocks include migmatitic (± hornblende / diopside, biotite, garnet) feldspathic gneiss of monzodioritic to syenitic composition, biotite granodiorite, and leucogranite.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

Mineral Resource Estimate

Mineral Reserves and Mineral Resources did not change as a result of the PEA and remain the same as disclosed in the FS.

The Project hosts the following resources:

•	Measured mineral resource of 23.62 Mt grading 6.32% Carbon ("C").
•	Indicated mineral resource of 76.75 Mt grading 6.25% C.
•	Inferred mineral resource of 40.91 Mt at 5.78% C.

The effective date of the Mineral Resource tabulation is August 14, 2014. The Mineral Resources are classified according to the Canadian Institute of Mining, Metallurgy and Petroleum definitions. A cut-off grade of 4% C was used for the “higher grade” zones and 2% C for the “lower grade” zones. It is important to note that while the ‘high’ grade resource occurs within the ‘low’ grade resource, each was estimated and reported separately.

A relative density of 2.36t per cubic meter was assigned to the mineralized zones for the resource estimation. The resource remains open along strike and to depth. The Mineral Resources above are inclusive of the Mineral Reserves below.

The current MRE for Molo is summarized in Table 2 below. The mineral resources are classified in the Measured Indicated and Inferred categories as defined by the Canadian Institute of Mining, Metallurgy and Petroleum definition standards.

Table 2: Mineral Resource Statement for the Molo Graphite Deposit - September 2014

Classification	Material Type	Tonnes	Grade - C%	Graphite - T
Measured	"Low Grade"	13 048 373	4.64	605 082
Measured	"High Grade"	10 573 137	8.4	887 835
Total Measured		23 621 510	6.32	1 492 916
Indicated	"Low Grade"	39 539 403	4.73	1 871 075
Indicated	"High Grade"	37 206 550	7.86	2 925 266
Total Indicated		76 745 953	6.25	4 796 341
Measured + Indicated	"Low Grade"	52 587 776	4.71	2 476 157
Measured + Indicated	"High Grade"	47 779 687	7.98	3 813 101
Total Measured + Indicated		100 367 464	6.27	6 289 257
Inferred	"Low Grade"	24 233 267	4.46	1 080 677
Inferred	"High Grade"	16 681 453	7.70	1 285 039
Total Inferred		40 914 721	5.78	2 365 716

C% = carbon percentage; Graphite – T = Tonnes of graphite

Notes:

•	Mineral Resources are classified according to the Canadian Institute of Mining definitions.
•	Mineral Resources are reported Inclusive of Mineral Reserves.
•	“Low Grade” Resources are stated at a cut-off grade of 2% C.
•	“High grade” Resources are stated at a cut-off grade of 4% C.
•	Eastern and western high-grade assays are capped at 15% C.

A relative density of 2.36t per cubic meter (t/m3) was assigned to the mineralized zones for the resource tonnage estimation.

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The total Measured and Indicated Resource is estimated at 100.37 Mt, grading at 6.27% carbon. Additionally, an Inferred Resource of 40.91 Mt, grading at 5.78% carbon is stated. When compared to November 2012 resource statement, (Hancox and Subramani, 2013), this shows a 13.7% increase in tonnage, a 3.4% decrease in grade and a 9.8% increase in graphite content.

The reason for the increase in tonnage is due to the 2014 drilling on the previously untested north-eastern limb of the deposit, which added additional new resources. Additionally, 23.62 million tonnes, grading at 6.32% carbon, have been upgraded by infill drilling from the Indicated to Measured Resource category.

Exploration

No further exploration is currently planned.

Mineral Reserve Estimate

Mineral Reserves and Mineral Resources did not change as a result of the PEA and remain the same as disclosed in the FS.

The mineral reserves referenced in this PEA are as per Table 3 below.

Table 3: Mineral Reserves

Category	Tonnage	C Grade (%)
Proven	14 169 741	7.00
Probable	8 266 944	7.04
Proven and Probable	22 436 685	7.02

Proven reserves are reported as the measured resources inside the designed open pit and above the grade cut-off of 4.5% C. Similarly, the probable reserves are reported as the Indicated Resources inside the designed open pit and above the grade cut-off of 4.5% C.

Metallurgical Test Work

The PEA is based on a full suite of metallurgical test work performed by SGS Canada Metallurgical Services Inc. in Lakefield, Ontario, Canada for the FS and remains the same for this PEA.

These tests included laboratory scale metallurgical work and a 200-tonne bulk sample / pilot plant program. The laboratory scale work included comminution tests, process development and optimization tests, variability flotation, and concentrate upgrading tests. Comminution test results place the Molo ore into the very soft to soft category with low abrasivity. A simple reagent regime consists of fuel oil number 2 and methyl isobutyl carbinol at dosages of approximately 120 g/t and 195 g/t, respectively. A total of approximately 150 open circuit and locked cycle flotation tests were completed on almost 70 composites as part of the process development, optimization, and variability flotation program.

The metallurgical programs culminated in a process flowsheet that is capable of treating the Molo ore using proven mineral processing techniques and its robustness has been successfully demonstrated in the laboratory and pilot plant campaigns.

The metallurgical programs indicated that variability exists with regards to the metallurgical response of the ore across the deposit, which resulted in a range of concentrate grades between 88.8% total carbon and 97.8% total carbon. Optical mineralogy on representative concentrate samples identified inter-layered graphite and non-sulphide gangue minerals as the primary source of impurities. The process risk that was created by the ore variability was mitigated with the design of an upgrading circuit, which improved the grade of a concentrate representing the average mill product of the first five years of operation from 92.1% total carbon to 97.1% total carbon.

The overall graphitic carbon recovery into the final concentrate is 88.3%.

The average composition of the combined concentrate grade is presented in Table 4. The size fraction analysis results were converted into a grouping reflecting a typical pricing matrix, which is shown in Table 5.

All assays were completed using control quality analysis and cross checks were completed during the mass balancing process to verify that the results were within the estimated measurement uncertainly of up to 1.7% relative for graphite concentrate grades greater than 90% total carbon.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

Table 4: Metallurgical Data - Flake Size Distribution and Product Grade

Product Size	% Distribution	Product Grade (%) Carbon
+48 mesh (jumbo flake)	23.6	96.9
+65 mesh (coarse flake)	14.6	97.1
+80 mesh (large flake)	8.2	97.0
+100 mesh (medium flake)	6.9	97.3
+150 mesh (medium flake)	15.5	98.1
+200 mesh (small flake)	10.1	98.1
-200 mesh (fine flake)	21.1	97.5

Table 5: Pricing Matrix - Flake Size Distribution Grouping and Product Grade

Product Size	% Distribution	Product Grade (%) Carbon
>50 mesh	23.6	96.9
-50 to +80 mesh	22.7	97.1
-80 to +100 mesh	6.9	97.2
-100 mesh	46.8	97.6

Vendor testing including solid-liquid separation of tailings and concentrate, screening and dewatering of concentrate, and drying of concentrate was completed successfully.

Recovery Methods

The process design is based on an annual Phase 2 feed plant throughput capacity of 2,500,00 tpa at a nominal head grade of 6.16% C(t) producing an estimated average of 150,000 tpa of final concentrate.

The ore processing circuit consists of three stages of crushing which comprises jaw crushing in the primary circuit, followed by secondary cone crushing and tertiary cone crushing; the secondary and tertiary crushers operate in closed circuit with a double deck classification screen. Crushing is followed by primary milling and screening, graphite recovery by froth flotation and concentrate upgrading circuit by attritioning, and graphite product and tailings effluent handling unit operations. The crusher circuit is designed to operate 365 days per annum for 24 hours per day at ±55% utilization. The crushed product (P80 of approximately 13 mm) passes through a surge bin from where it is fed to the milling circuit.

The milling and flotation circuits are designed to operate 365 days per annum for 24 hours per day at 92% utilization. A single stage primary ball milling circuit is employed, incorporating a closed-circuit classifying screen and a scalping screen ahead of the mill. The scalping screen undersize feeds into a flash flotation cell before combining with the mill discharge material. Scalping and classification screen oversize are the fed to the primary mill.

Primary milling is followed by rougher flotation which, along with flash flotation, recovers graphite to concentrate from the mainstream. Rougher flotation employs six forced-draught trough cells. The recovered concentrate is then upgraded in the primary, fine-flake and attritioning cleaning circuits to an estimated final product grade of above 94% C(t). The primary cleaning circuit consists essentially of a dewatering screen, a polishing ball mill, a column flotation cell and flotation cleaner / cleaner scavenger trough cells.

The primary cleaner column cell concentrate gravitates to a 212 µm classifying screen, from where the large-flake oversize stream is pumped to a high-rate thickener located in the concentrate attritioning circuit whilst the undersize is pumped to the fine-flake cleaning circuit.

The fine flake cleaning circuit consists primarily of a dewatering screen, a polishing ball mill, a column flotation cell and flotation cleaner / cleaner scavenger trough cells. The attritioning cleaning circuit employs a high-rate thickener, an attritioning stirred media mill, a column flotation cell and flotation cleaner/cleaner scavenger trough cells. Fine flake column concentrate is combined with the +212 µm primary cleaner classifying screen oversize as it feeds the attritioning circuit thickener. Concentrate from the attrition circuit is pumped to the final concentrate thickener.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

The combined fine flake cleaner concentrate and the +212 µm may also be processed through the secondary attrition circuit which consists of a dewatering screen, an attrition scrubber, column flotation cell and cleaner scavenger trough cells. Concentrate from this circuit is pumped to the final concentrate. The secondary attrition circuit is optimal.

Combined rougher and cleaner flotation final tailings are pumped to the final tailings thickener. Thickened final concentrate is pumped to a filter press for further dewatering before the filter cake is stockpiled prior to load and haul.

The concentrate thickener underflow is pumped to a linear belt filter for further dewatering and fed to a diesel fired rotary kiln for drying. The dried concentrate is then screened into four size fractions:

•	+48 mesh.

•	-48 + 80 mesh.

•	-80 +100 mesh.

•	-100 mesh.

The various product sizes are bagged and readied for shipping.

Chemical reagents are used throughout the froth flotation circuits and thickeners. Diesel fuel is used as collector and liquid Methyl Isobutyl Carbinol (“MIBC”) is used as frother within the flotation circuits. Diesel collector is pumped from a diesel storage isotainer, from where it enters a manifold system which supplies multiple variable speed peristaltic pumps which discretely pump the collector at set rates to the various points-of-use within the flotation circuits.

MIBC frother is delivered by road to an isotainer. A manifold system on the storage isotainer supplies multiple variable speed peristaltic pumps, which discretely pump the frother at set rates to the various points-of-use within the flotation circuits.

Flocculant powder (Magnafloc 24) is delivered by road to the plant reagent store in 25 kg bags. The bags are collected by forklift as required and delivered to a flocculant mixing and dosing area. Here the flocculant is diluted as required using parallel, duplicate vendor package automated make-up plants, each one being dedicated to supplying the concentrate and tailings thickeners due to the flocculant types required being different for each application. Variable speed peristaltic pumps discretely pump the flocculant at set rates to the thickeners’ points-of-use.

Coagulant powder (Magnafloc 1707) for thickening enhancement is handled similarly to the flocculant as described above, the exception being that a single make-up system is provided to supply both the concentrate and tailings thickeners. Again, variable speed peristaltic pumps discretely pump the coagulant at set rates to the thickeners’ points-of-use.

Infrastructure

The Project is located in a relatively remote part of south-western Madagascar, approximately 13 km north-east of the local village of Fotadrevo. There is currently limited infrastructure on site and although some infrastructure will be built during Phase 1 of the Project additional infrastructure will be required. The following Project infrastructure will be required and/or will have to be upgraded.

The following elements are all part of the Project scope:

•	Raw water supply will have to be increase from 3 to 21 bore holes extracting ground water.

•	Power supply will have to be increased.

•	Sanitation for the plant, permanent camp will have to be expanded.

•	Storm water control and management will have to be expanded.

•	All permanent buildings, (offices, workshops, ablution facilities), will have to be duplicated.

•	A new mining workshop, product warehouse and reagent storage will have to be constructed.

•	In plant roads.

•	Haul road.

•	Waste, high and low grade -Rock dumps.

Although the Phase1 plant is a small plant, some of the facilities in this plant could be leveraged, which will make construction of the Phase 2 plant significantly easier.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

Geotechnical

The geotechnical investigation conducted by SRK Consulting in 2014 was used as reference document for the design and planning of this Phase of the Project. (Report 479297 / Plant Geotech / Final). This was augmented with reports from both Jones and Wagener (TN162-21-J335-00-Rev 0) and C.E.R.MAD (report number CER 21 10 Soil Stabilization) during construction of Phase 1.

In summary, transported soils are present across all areas investigated to shallow depths not exceeding a maximum depth of 0.6m. From the consistencies noted during test pit excavations the transported soils are anticipated to have a maximum allowable bearing capacity of 100 kPa, limiting total consolidation settlement to 25 mm.

Residual soils were noted in the majority of the test pits excavated and comprised dense to very dense silty and/or clayey sands. The residual soils are expected to have a maximum allowable bearing capacity of 200 kPa, limiting total consolidation settlement to 25 mm (differential settlement expected to be half this value). This could only be achieved though soil stabilisation with 5% cement added to the in-situ material.

As rock is located at a shallow depth at most locations it is recommended that structures generally be founded on rock rather than the overlying thin soils. However, light structures with loads of less than 100 kPa could be founded on the soils if necessary.

A suitable source of both backfills and aggregates need to be identified for Phase 2 of the Project.

Concrete

Concrete grades and mix design were selected taking into consideration durability requirements. Particular attention will be given to wet process plant areas and wash down slabs. All foundations were designed as pad, or raft type foundations with load bearing pressures not exceeding 150 kPa. Foundations were designed to minimize settlement.

Storm Water

Storm water that run-off within the process plant areas will be dealt with by a minimum slope on the terrace platform. Run-off is then collected in concrete lined V-drains.

Storm water within the process plant area will be collected though dedicated storm water containment channels and then handled accordingly.

Product Pricing

As an industrial mineral, flake graphite pricing is determined by three factors:

•	Flake size.

•	Carbon purity.

•	Industry-specific technical attributes of the flakes (Benchmark, 2017a; Roskill, 2017).

Flake sizing is broadly classified into four ranges:

•	Small (-100 mesh, or <75 µm)

•	Medium (-80 to 100 mesh, or 75 µm to 180 µm)

•	Large (-50 to 80 mesh, or 180 µm to 300 µm)

•	Extra-large, or jumbo (+50 mesh, or >300 µm).

•

These flake sizes are in turn classified by carbon content (”C”) and are typically sold in ranges of 88% to 93% C, 94% to 95% C and 95% to 97% C. The specific technical attributes of the flakes are then defined by end-user parameters such as expansion co-efficient, thermal and electrical conductivity and charge-discharge stability and efficiency. As the technical parameters sought by end-users are proprietary to their processes, pricing is not publicly available.

•

The selling price of US$1,230.50 as outlined in Section 19.3 is the volume weighted average sales price for the various flake sizes and grades of graphite concentrate that are expected to be produced from the Molo deposit. This price used was based on current market prices provided by UK-based, commodity price reporting agencies Benchmark Minerals Intelligence and Fastmarkets, who are recognized as leaders in providing independent and unbiased market research, pricing trends and demand and supply analysis for the natural flake graphite market.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

Logistics

The Port of Ehoala at Fort Dauphin is a modern (2009) port developed by Rio Tinto for the QMM Project. It has a 15m draft with shipping lines calling on a regular basis. There are, however, no crane facilities and vessels require their own cranes.

The following equipment is available at the port.

•	1 x 3.5T Telehandler.

•	5 x Trailers for container movement (2 x 40 ft, 3 x 20 ft).

•	1 x Tractor.

•	3 x Reach stackers 45T Capacity.

•	6 x Forklifts (1 x 2.5T; 2 x 5T; 3 x 7T).

The port is fenced and there is a security service (G4S) for port guarding day and night. Despite the presence of a national airport, the port of Ehoala is mainly connected to the hinterland destinations by road. All types of trucks can obtain access to the port and this berth for cargo off-loading. However, the majority are container trucks (20 ft and 40 ft).

CMA CGM is currently the only carrier who offers a service into Fort Dauphin from South Africa. CMA has a small feeder vessel who services the route from Durban to Fort Dauphin. This vessel is limited to a maximum of 45 TEU’s per sailing. Sailings are every two weeks and for this reason, shippers are limited to 10 TEU’s per booking and only on special request with sufficient notice will this be reconsidered by CMA. It must also be noted that bookings made in advance is subject to a cancellation fee if the booked space is not occupied.

Customs are available on site and clearance can be streamlined via pre-clearance in order to lessen standing time of the containers once arrived. It is to be noted that all cargo items imported into the Republic of Madagascar, needs to have a BSC online cargo tracking note. Failing to submit the BSC certificate, cargo cannot be cleared, and the shipment will be sent back to origin and be subject to a fine of US$2,500 per bill of lading, plus regulations charges. All containers, vehicles, bulk commodities, including airfreight requires a BSC certificate.

The route from Molo to Fort Dauphin runs either via the RN 10, or the RN 13. Both these routes are in relatively poor condition and trucks are expected to take between four and five days to make the round trip. A truck was monitored over the route by a Madagascan trucking contractor to gauge cycle times and they managed to complete the journey in two days each way. This was in the dry season, in the wet season there may be periods of time when the roads become impassable. No money has been budgeted for roads repairs, or upgrades.

The rainy season in Madagascar starts is November to April, during this time transportation of cargo can be delayed for several weeks. Due to the poor road conditions, majority of cargo would have to be transported to site during the dry season.

Cargo transport limitations include:

•	12m (L) x 3.5m (W) x 2.8m (H) at a maximum of 35T per 3-axle trailer.

•	12m (L) x 2.5m (W) x 3.5m (H) at a maximum of 26T per 2-axle trailer.

Cargo exceeding 4m width pose problems to transport due to the Manambaro Bridge, as there is no possibility to divert. Some access areas would also need to be adjusted for items holding a width of 2.3m to 3.6m. (Ex. Raft of Bevilana). Any cargo exceeding the above-mentioned limitations would have to be considered on a case-by-case basis prior to importation.

For cargo’s exceeding 30T, a deviation to the right of Manambaro bridge is possible, however, this is subject to prior negotiations with the owners of the rice fields through which the possible deviation will have to run through.

Specialised trailers and equipment for transporting out-of-gauge items are limited. The design of equipment / plant would have to consider above mentioned limitations to ensure equipment can be transported to site from port.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

CAPEX and OPEX

The Phase 2 construction costs are estimated at US$155,851,935 including a 25% contingency.  An additional US$20,876,922 is estimated for initial working capital. Over the LoM, an additional US$24,500,00M is estimated for sustaining capital and closure costs for equipment replacement and rehabilitation of the site at the end of the Project. The base date for the capital costs is January 2022 and no provision has been made for inflation. The accuracy of capital costs is considered to be within ±25%.

Table 6 summarizes the capital cost requirements.

Table 6: Capital Costs

Capital Cost Breakdown	Phase 2 Costs
Supply Items (Plant & Logistics)	US$43,200,996
Non supply Items (Engineering & Management, Civil & Infrastructure, P&G, Mechanical erection)	US$80,692,483
Sub Total	US$123,893,479
Fees and Contingencies	US$31,958,455
Construction CAPEX Total	US$155,851,934
Additional costs: Initial working capital Sustaining costs over LoM and closure costs at end of project	US$20,876,922 US$24,500.000

The average operating costs per tonne of graphite concentrate delivered on a FOB basis to the Port of Fort Dauphin, Madagascar, during the LoM is presented inTable 7.

Table 7: Operating Costs per Tonne of Finished Graphite Concentrate

Breakdown	Phase 2 OPEX
Mining (US$/T)	US$145.88
Processing (US$/T)	US$206.75
Trucking to local port / Ft. Dauphin (US$/T)	US$133.00
General and Administration (US$/T)	US$10.00
Total	US$495.62

The reader should note that the estimated operating costs per tonne assume that the processing plant can successfully handle the variability in the ore body.  As demonstrated by the SGS test work that is discussed in detail in Section 13, there is a risk that:

•	The flake size distribution could be worse than expected.

•	The product grade could be lower than expected.

•	The recoveries could be lower than expected

•	Combination of all of above.

•	If the plant does not perform as expected, this could have a material impact on operating costs.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

Economic Analysis

The economic analysis of Phase 2 revenues, operating and capital costs over a 26 LoM using discounted cash flow methods is summarized in Table 8 below. All values are expressed in millions of US$.

Table 8: Economic Analysis of the Project

Metric	Values
Before tax and royalties
Total Project Cash Flows (1)(2)(4)(5)	US$2,718.1 million
NPV @ 8%	US$904.8 million
NPV @ 10%	US$716.7 million
NPV @ 12%	US$574.4 million
IRR	40.4%
Payback Period	3.18 years
After tax and royalties
Total Project Cash Flows (1)(2)(3)(4)(5)	US$1,884.9 million
NPV @ 8%	US$593.0 million
NPV @ 10%	US$459.3 million
NPV @ 12%	US$358.2 million
IRR	31.4.0%
Payback Period	3.74 years

Note

(1)	Assumes Project is financed with 100% equity.
(2)	Capex includes process equipment, civil and infrastructure, mining, buildings, electrical infrastructure, project and construction services.
(3)	Assumes 2% government gross revenue royalty, 3% Vision Blue gross revenue royalty, 1.5% NSR royalty and corporate tax rate of 20%.
(4)	Assumes no inflationary adjustments in sales price, or operating costs.
(5)	Based on current market prices provided by UK-based commodity price reporting agencies Benchmark Minerals Intelligence and fast markets.

Environmental and Permitting

The Madagascar Ministry of Environment’s Office National pour l'Environnement (the National Office for the Environment) or “ONE”, granted the Company its Environmental License for Phase 1 of the Molo Graphite Mine on April 8 2019 after reviewing the following:

•	Exploitation Permit PE #39807.

•	Environmental and Social Impact Assessment (“ESIA”) and Relocation Action Plan (“RAP”) to International Finance Corporation (“IFC”) Performance and World Bank Standards.

•	Completion of local and regional stakeholder and community engagement, with overwhelming support from both the local community and local government, as well as regional government.

•	Signed agreements with all potentially affected land occupants to accept compensation for any affected crops and grazing land and relocation if needed.

•	Approved capital investment certification from the BCMM.

•	Receipt of Cahier des Charges Miniér (mining specification) from the BCMM as pre-requisite to submitting the ESIA & RAP to ONE for review.

•	Successful completion of the ONE’s technical evaluation process which consisted of a site visit and four separate community consultations.

•	Joint agreement and signature of the Cahier des Charges Environnementales (environmental specification) with the ONE.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

  Specific Environmental Management Plans (S/EMP’s) are approved for the following Project components:

•	RAP and Livelihood Restoration Plan (“LSP”) for Phase 1.

•	Thermal and solar self-generation of electricity for Phase 1.

•	The development of roads and pipelines for Phase 1.

•	The waste management plan for Phase 1.

 The approval of the following additional S/EMPs is pending:

•	The development of the base camp.

•	The development of the processing plant and associated buildings and structures.

•	The development of the opencast pit.

•	The approval of the following additional permits is pending.

•	The Tree Removal Permit.

•	Industrial Operating License.

•	Building / Construction Permit.

•	Long-term Land Lease.

•	Agreement with the Port of Ehoala.

Environmental and Social Impact Assessment

A comprehensive Environmental and Social Impact Assessment was completed and submitted to Malagasy government as part of the Environmental Permit process.

Early integration of environmental and social sensitivities and risks ensured that the final impact assessment component revealed that there are no fatal flaws from an environmental and social perspective. The significance levels of impacts range from minor to major before any mitigation measures are applied and from minor to average with mitigation measures included. Notably, all major risks require significant reduction in risk via stringent controls. These controls have been incorporated into the Project design and planning with additional operational controls specified within the various environmental and social management plans.

To this end, the ESIA contains a chapter which details specific management measures which either remove the risks completely, or reduce their significance to an acceptable level.

In addition, each specific environmental and social component has a prescribed monitoring plan which will be followed during each Project developmental phase. This is aimed at monitoring compliance against various specifications such as the baseline environment and predicted impact removal and reduction measures.

Conclusions

Geology

The Company’s 2011 exploration program delineated a number of new graphitic trends in southern Madagascar. The resource delineation drilling undertaken during 2012-2014 focused on only one of these, the Molo Deposit, and this has allowed for an Independent, CIM compliant, updated resource statement for the Molo deposit.

The total Measured and Indicated Resource is estimated at 100.37 Mt, grading at 6.27% C. Additionally, an Inferred Resource of 40.91 Mt, grading at 5.78% C is stated. When compared to the November 2012 resource statement (Hancox and Subramani, 2013), this shows a 13.7% increase in tonnage, a 3.4 % decrease in grade, and a 9.8% increase in graphite content. The reason for the increase in tonnage is due to the 2014 drilling on the previously untested north-eastern limb of the deposit, which added additional new resources. Additionally, 23.62 Mt, grading at 6.32% Carbon, have been upgraded by infill drilling from the Indicated to Measured Resource category.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

Mining

The mineral reserves of 22,437,000t at an average grade of 7.02% were declared for the FS and is applied to this PEA.

Tailings

Tailings will be dried and co-disposed with the waste rock generated as part of the open cast mining and on the same basis as Molo phase 1. In the next phase of the study a detailed design will be completed, complete with environmental and social impact assessment and closure.

Risks

In addition to the qualitative risk assessment completed during the Molo 2015 FS, a comprehensive HAZOP study was completed as part of the FS. The outcomes of that also informs this PEA study

Permitting

The Mining and Environmental Permits have been obtained for the Phase 1 Project, with most supplementary sectoral permits obtained, and the remainder pending final approval for Phase 1.

Metallurgical Test Work

Comprehensive metallurgical test programs culminated in a process flowsheet that can treat the Molo ore using conventional and established mineral processing techniques.

Process risks associated with the variability with regards to metallurgical performance have been mostly mitigated through the addition of an upgrading circuit. The upgrading circuit treated the combined concentrate after the secondary cleaning circuit. Reduced flake degradation and an improved process flexibility may be obtained by employing separate upgrading circuits for the coarse and fine flakes.

Recommendations

Geology

No further recommendations.

Mining Recommendations and Concluding Report

The mine planning scenarios described in this section have included Inferred Resources in the conceptual mine planning. While the Inferred Resource is included in the pit optimisation models, the percentage of the ore considered to be associated with an Inferred Resource is 14.6% in Scenario 1 and 7.2% in Scenario 2. This renders the Inferred Resource category as a minor contributor to the total mineable ore. To provide more confidence to the Mineral Resource estimate, infill drilling is recommended.

The open pit mining operations were planned by utilising both the unconstrained (Scenario 1) and constrained (Scenario 2) LoM production scenarios. Both scenarios indicate that a 150 ktpa carbon concentrate plant can be sustainably supported by the orebody over the planned LoM period.

Metallurgical Test Work

•	No further test work was carried out for this Phase of the study

•	Investigate the metallurgical impact of different attrition mill technologies such as stirred media mills, or attrition scrubbers.

•	Evaluate a range of different grinding media (e.g. different size, shape, material) to determine if flake degradation can be reduced without affecting the concentrate grade.

•

Develop a grinding energy versus concentrate grade relationship for the best grinding media. This will allow a more accurate prediction of the required attrition mill grinding energy as a function of the final concentrate grade.

•	Conduct attrition mill vendor tests to aid in the sizing of the equipment.

•	Carry out vendor testing on graphite tailings using the optimized reagent regime proposed by the reagent supplier.

•	Complete a series of flotation tests on samples covering mine life intervals for the PEA pit design.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

Recovery Methods

No further recommendations.

Infrastructure

The following are recommended prior to the detailed design stage:

•

A detailed geotechnical investigation will need to be undertaken to identify and confirm suitable sources of concrete aggregate and backfill material. This testing will need to include for concrete material testing and the production of concrete trial mixes with the material identified

•

A detailed topographical survey will need to be undertaken of the proposed construction site, borrow pit areas and the access road between Fotadrevo and the mine site. This information is required prior to the final detailed design of the plant layout and associated earthworks

Water

The following is recommended during the detailed design phase:

•

Water quality and quantity data is required to provide a baseline for comparison once the Molo mine is commissioned. To provide the necessary baseline data, regular ground and surface water quality monitoring must be carried out leading up to the date when the Molo mine will be commissioned. Additional production and monitoring boreholes must be installed. This also should include the installation of flow meters on relevant pipelines to verify the dynamic water balance with measured flow rates during operations.

•	The installation of a weather station on the Project site should be done as soon as possible.

•	Quantitative and predictive water balance, ground water and geochemical analyses should be undertaken on regular intervals to update the water management plan.

Environmental, Social

•

The installation of a suitable weather station at/or as near as possible to the proposed Project site, even before construction commences, is recommended. Accurate, local weather data is almost non-existent in Madagascar. This data will prove invaluable for model calibration, improvement in baseline understanding and for future energy supply options which could utilize wind and/or solar power generation.

•	Clean and/or renewable energy supply should be considered as a medium to long term target.

•	Appointment of a community representative and the establishment of a mandate to sensitize the local communities prior to any Project activities.

•	Monitoring and auditing to commence at Project preparation phase.

•	Compilation of Standard Operating Procedures (“SOP”) for Environmental and Social aspects requiring direct management and intervention.

•	It is recommended that actual activity data, (e.g., kilometer’s travelled, or liters of diesel consumed) for a financial year is used when a GHG Assessment is being calculated.

•	Community recruitment, skills development and training should begin at Project preparation phase.

Permitting

•	Security of land tenure is a process and is estimated to take 6 to 9 months, thus this process should be commissioned as early as possible. The total area concerned is anticipated to be sufficient for the proposed Phase 2 expansion.

•	Application for all other necessary permits, (water use, construction, mineral processing, transportation, export, labour and so forth should be undertaken prior to the Phase 2 expansion.

•	Compilation of a comprehensive legal register.

•	Application for an amendment of the requisite environmental and construction approvals would be required for the Phase 2 expansion.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

The PEA has been filed under the Company’s profile and on SEDAR at www.sedar.com and is posted on NextSource’s website at www.nextsourcematerials.com. Please see “Molo Phase 2 Preliminary Economic Assessment, National Instrument 43-101 Technical Report” dated April 27, 2022 for certain other details and assumptions relating to the above mineral resource estimates and data verification procedures.

The PEA was prepared by Erudite Strategies (Pty) Ltd. (“Erudite”) of South Africa, an independent engineering and consulting firm specializing in the mining and processing of commodities and battery materials. The PEA was prepared in accordance with National Instrument 43-101 standards by Mr. Johann de Bruin, Pr. Eng. Mr. de Bruin is the Qualified Person who verified the technical data using industry acceptable standards and signed off on the relevant sections in the 43-101 report filed on SEDAR.

The Company cautions that the PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources are not mineral reserves and do not have demonstrated economic viability and there is no certainty that the PEA will be realized.

5. BATTERY ANODE FACILITY (BAF)

The Company is committed to the construction of battery anode facilities (“BAF”), which are value-added processing facilities that convert flake graphite into spheronized and purified graphite (“SPG”) and coated spheronized graphite (“CSPG”). The CSPG is typically sold to battery manufacturers as anode material, which is then assembled along with cathode material and other components into a finished lithium-ion battery.

The following is a representation of the flake graphite conversion process into CSPG:

The selling price of SPG and CSPG is significantly greater than that of flake graphite concentrate. Transactions in the SPG and CSPG market are generally based on private negotiations between buyers and sellers, and as a result there is no spot or forward market. Commodity research companies such as Benchmark and Roskill perform proprietary market research and periodically publish estimates of current, historical, and forward pricing for select grades and product types. According to Roskill, the average price of CSPG imported into China during 2019 and 2020 was US$7,157 per tonne and US$7,307 per tonne, respectively.

On April 12, 2021, the Company announced a binding partnership agreement for the construction of BAF plants capable of converting flake graphite into SPG and CSPG using the partner’s proven processing technology. The Japanese and Chinese partners currently operate facilities that produce SPG and CSPG to leading Japanese lithium-ion battery manufacturers that are part of the supply chains of major EV automotive companies. The Chinese partner will design and develop the process flowsheets, source all necessary processing equipment, and will provide all necessary training and operational know-how to produce SPG and CSPG material and in return will receive a 2% licensing royalty. Whereas the Japanese partner will leverage its sales relationships and will act as exclusive agent for sales, marketing, and trading of all SPG and CSPG material and in return will receive a 3% sales commission royalty.

The spherodization, purification and coating of flake graphite are highly technical processes that rely on proprietary intellectual property (“IP”) that has been developed and optimized over many years. The partnership agreement is exclusive to the Company and provides a significant first-mover advantage over other competitors that are developing their own graphite conversion intellectual property.

The Company is in the process of completing technical and economic studies for the first BAF plant. The Company initiated technical studies to estimate the capital and operating costs for a BAF plant with an initial production capacity of converting 7,200 tpa of flake graphite concentrate into 3,600 tpa of CSPG.  Once the final BAF plant location has been determined, the Company will complete additional technical and economic studies and a front-end engineering design (“FEED”) study.

The Company will assess the results of the economic and FEED studies prior to making a final construction decision. Construction of BAF plants is subject to the economic studies confirming positive project economics and subsequently obtaining sufficient funding for construction costs and working capital.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

While the Company believes that synergies exist by developing an integrated business model, both the Molo Graphite Mine and the BAF plants should be considered independent from each other with regards to their economic viability since the BAF plants will be capable of processing flake graphite obtained from third parties and will not be reliant on flake graphite from the Molo Graphite Mine. As justified by market and operational conditions, the Company will prioritize small flake graphite from the Molo Graphite Mine.

6. MINERAL EXPLORATION PROJECTS

Green Giant Vanadium Project, Province of Toliara, Madagascar

Overview and Project Plan

In 2007, the Company entered into a joint venture agreement with Madagascar Minerals and Resources SARL ("MMR") to acquire a 75% interest in the Green Giant property. On July 9, 2009, the Company acquired the remaining 25% interest. MMR retains a 2% NSR. The first 1% NSR can be acquired at the Company's option by paying $500,000 in cash or common shares and the second 1% NSR can be acquired at the Company’s option by paying $1,000,000 in cash or common shares.

The Green Giant Vanadium Project is located 15 kilometres from the Molo Graphite Project and hosts a large sedimentary-hosted vanadium deposit. Since early 2012, the Company has focused its efforts on the Molo Graphite Project and as such only limited work has been completed on the Green Giant Vanadium Project since that time. The Company plans to complete additional metallurgical evaluation of the property during the next 12 months to establish a mineral processing flow sheet.

Non-Government Royalties

On June 28, 2021, the Company received the royalty funding from Vision Blue for the construction of the Molo Graphite Mine.  As part of the royalty agreement, Vision Blue will receive a royalty of 1.0% of the gross revenues from sales of vanadium pentoxide (“V2O5”) from the Green Giant Vanadium Project for a period of 15 years following commencement of production of V2O5.

Malagasy Minerals Limited holds a 2% NSR on the mineral claims.  At the Company’s option, the first 1% of the NSR can be purchased for $0.5 million in cash or common shares, and the second 1% of the NSR can be purchased $1.0 million in cash or common shares.

Exploration and Evaluation

A comprehensive diamond-drill program confirmed five vanadium-bearing trends on the property.  The Jaky and Manga trends were deemed the most prospective and were the focus of the 2009 and 2010 drill programs.  The complete exploration program included 133 diamond drill holes totalling 21,957 metres, 140 trenches totalling 17,105 metres, 11,035 soil samples and 7,843-line kilometres of airborne surveys.

The mineral deposits on this property have been divided into three separate zones, which are referred to as the Jaky, Manga, and Mainty deposits. This mineral resource estimate utilized approximately 18,832 m of diamond drill hole data from the 2008, 2009 and 2010 drill program and was supplemented by approximately 5,928 m of trench data from the 2008, 2009 exploration programs.

The exploration work resulted in a National Instrument 43-101 compliant (“NI 43-101”) resource estimate dated January 14, 2011.

Mineral Resource Estimate

Readers are cautioned to refer to the technical study for certain other details and assumptions relating to the above mineral resource and reserve estimates and data verification procedures.

The current mineral resource estimate for the Green Giant Project is summarised below consisting of the resource categories, the tonnage, the vanadium grade (“V2O5%”) and the contained vanadium (“V2O5”) pounds.  A cut-off grade of 0.5% V2O5 was used.  The mineral resources are classified in the Indicated and Inferred categories as defined by the Canadian Institute of Mining, Metallurgy and Petroleum definition standards.

Classification	Tonnage (Mt)	Grade (V2O5%)	V2O5 (million pounds)
Indicated	49.5	0.693%	756.3
Inferred	9.7	0.632%	134.5

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

Mineral reserves can only be estimated on the basis of an economic evaluation that is used in a prefeasibility or feasibility study of a mineral project. Thus, no reserves have been estimated.

The Technical Report for the Green Giant Project has been filed under the Company’s profile and on SEDAR at www.sedar.com and is posted on NextSource’s website at www.nextsourcematerials.com. Please see “Green Giant Project, Fotadrevo, Province of Toliara, Madagascar, Technical Report Update NI 43-101. Prepared by AGP Mining Consultants” dated January 14, 2011 for certain other details and assumptions relating to the above mineral resource estimates and data verification procedures.

Sagar Project, Labrador Trough Region, Quebec, Canada

Overview and Project Plan

In 2006, the Company purchased from Virginia Mines Inc. ("Virginia") a 100% interest in 369 claims located in northern Quebec, Canada. Virginia retains a 2% net smelter royalty ("NSR") on certain claims within the property. Other unrelated parties also retain a 1% NSR and a 0.5% NSR on certain claims within the property, of which half of the 1% NSR can be acquired by the Company by paying $200,000 and half of the 0.5% NSR can be acquired by the Company by paying $100,000. Since early 2012, the Company has focused its efforts on the Molo Graphite Project and as such only minimal work has been completed on the Sagar Property since that time.

As of June 30, 2022, the Sagar property consisted of 184 claims covering a total area of 8,539.58 ha. The Company does not have any immediate plans to complete any further exploration on this property.

7. SUSTAINABLE DEVELOPEMNT AND ENVIRONMENTAL POLICIES

The Company is committed to the health and safety of our workers, protection of the environment, and protection of the rights, culture and development of local communities in which we operate. To ensure the Company incorporates sustainable development and environmental policies into every aspect of its operations, the Board of Directors has created a Sustainability Committee that has oversight over all health, safety, environmental sustainability and social issues, and has been tasked with developing a “Sustainable Development Policy” for the Company.

The Company is evaluating but has not adopted the requirements of the Mining Association of Canada’s industry leading Towards Sustainable Mining Initiative (the “TSM Initiative”), as well as the Global Reporting Initiative’s sustainability reporting guidelines for the mining industry (the “GRI Reporting Guidelines”). The TSM Initiative helps mining companies evaluate the quality, comprehensiveness and robustness of their management systems, tailings management, biodiversity management, health and safety, indigenous and community relations, prevention of child and forced labour, and water stewardship. The GRI Reporting Guidelines consist of principles for defining report content and ensuring the quality of reported information.

The Company’s exploration activities, mining and processing operations are subject to state, federal, provincial, territorial, regional and local environmental laws and regulations in the jurisdictions in which the Company’s activities and facilities are located. These include the requirements for planning and implementing the closure and reclamation of mining properties and related financial assurance.

As part of the advancement of the Molo Graphite Mine project, the Company completed a comprehensive Environmental and Social Impact Assessment ("ESIA") in 2018, which was developed to local Madagascar (“Malagasy”), Equator Principles, World Bank and International Finance Corporation (“IFC”) standards.

On April 11, 2019, the Company announced it had received the Global Environmental Permit for the Molo Graphite Mine from the Madagascar Ministry of Environment’s Office National pour l'Environnement (the National Office for the Environment; or “ONE”). This follows the completion of the Environmental & Social Impact Assessment (“ESIA”) and Relocation Action Plan (“RAP”) to International Finance Corporation (IFC) performance standards and World Bank standards, the completion of local and regional stakeholder and community engagement, and the completion of negotiations and signed agreements with all potentially affected land occupants to accept compensation for any affected crops and grazing land and relocation if needed.

8. RISK FACTORS

The Company manages risks inherent to its business and has procedures to identify and manage significant operational and financial risks. The reader is cautioned to carefully review the risk factors identified below in addition to the risk factors disclosed in our financial statements for the year ended June 30, 2022 and this AIF.

Any such risk factors could materially affect the Company’s business, financial condition and/or future operating results and prospects and could cause actual events to differ materially from those described in forward-looking statements and information relating to the Company. Additional risks and uncertainties not currently identified by the Company or that the Company currently believes not to be material also may materially and adversely affect the Company’s business, financial condition, operations or prospects.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

Any such risk factors could materially affect the Company’s business, financial condition and/or future operating results and prospects and could cause actual events to differ materially from those described in forward-looking statements and information relating to the Company. Additional risks and uncertainties not currently identified by the Company or that the Company currently believes not to be material also may materially and adversely affect the Company’s business, financial condition, operations, or prospects.

Uncertainty due to the Covid-19 Pandemic

The impact of Covid-19 on the Company has been limited since it does not have any active exploration programs and construction activities related to the Molo Graphite Mine have to-date mainly focused on the assembly of the processing plant off-shore by our EPC contractor. Certain of our directors, officers, employees, consultants, and contractors have been indirectly impacted by intermittent lockdowns that have been imposed in Canada, Madagascar, Mauritius and in South Africa.

The Company has tried to incorporate the impact COVID-19 outbreaks and intermittent lockdowns into the development plans for the Molo Graphite Mine and its other projects.  Notwithstanding, intermittent lockdowns have the potential to cause unforeseen delays in the plant assembly and delivery schedule, as well as with mine site works construction schedule.  It is not possible for the Company to predict the duration or magnitude of adverse impacts from further outbreaks and predict the effects on the Company’s business or results of operations.

The duration and full financial effect of the COVID-19 pandemic is unknown at this time, as are the measures taken by governments, the Company or others related to the COVID-19 pandemic. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 pandemic may materially and adversely affect the Company’s operations, financial results and condition in future periods are also subject to significant uncertainty.

Inputs and assumptions relate to, among other things, interest rates, foreign exchange rates, cost of capital, commodity prices, and the amount and timing of future cash flows, while accounting judgments take into consideration the business and economic uncertainties related to the COVID-19 pandemic and the future response of governments, the Company and others to those uncertainties. In the current environment, the inputs and assumptions and judgements are subject to greater variability than normal, which could in the future significantly affect judgments, estimates and assumptions made by management as they relate to potential impact of the COVID-19 pandemic on various financial accounts and note disclosures and could lead to a material adjustment to the carrying value of the assets or liabilities affected. The impact of current uncertainty on judgments, estimates and assumptions includes the Company’s valuation of the long-term assets (including the assessment for impairment and impairment reversal), estimation of reclamation provisions, estimation of mineral reserves and mineral resources, and estimation of income and mining taxes. Actual results may differ materially from these estimates.

Development, Commissioning, and Operation of the Molo Graphite Mine

The development, commissioning, and operation of Phase 1 is based on management’s expectations, and may be delayed by several factors, some of which are beyond the Company’s control. There is a risk that development, commissioning, and achievement of commercial production will not be completed on time or on budget, or at all. Successful development and operation of Phase 1 may be affected by the design and construction of an efficient processing facility, the cost and availability of suitable machinery, supplies, equipment and skilled labor, the existence of competent operational management, prudent financial administration, the availability and reliability of appropriately skilled and experienced employees and is dependent on the receipt of various operating permits and the import of equipment into Madagascar (none of which can be assured). Further, the revenues, costs, timing, and complexities of developing and operating the Molo Graphite Mine may be significantly higher than anticipated, which could add to the cost of development, production, and operation and/or impair production and activities, thereby affecting the Company’s profitability.

It is common for new mines and processing facilities to experience unexpected problems and delays during construction, development, start-up, and commissioning activities due to late delivery of components, the inadequate availability of skilled labor and mining equipment, energy at an economic cost, adverse weather or equipment failures, the rate at which expenditures are incurred, delays in construction schedules, or delays in obtaining the required permits or consents, or to obtain the required financing. In addition, delays in the early stages of mineral production often occur. During this time, the economic feasibility of production may change. Capital costs are estimates based on the interpretation of geological data, feasibility studies and other conditions, and there can be no assurance that they will prove to be accurate.

Construction and Start-Up of New Mines and Industrial Plants

The development and construction of the Molo Graphite Mine and the BAF require the construction of significant new industrial facilities. The success of construction projects and the start-up of new mines and industrial plants by the Company’s is subject to a number of risks and challenges including the availability and performance of engineering and construction contractors, suppliers and consultants; unforeseen geological formations; the implementation of new mining and industrial processes; the receipt of required governmental approvals and permits in connection with the construction of mining and industrial facilities and the conduct of operations, including environmental and operating permits; price escalation on all components of construction and start-up; engineering and mine design adjustments; the underlying characteristics, quality and unpredictability of the exact nature of mineralogy of a deposit and the consequent accurate understanding of ore or concentrate production; and the successful completion and operation of haulage ramp and conveyors to move ore and other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction and development activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with the mine and the industrial facilities could delay or prevent the construction and start-up as planned and may result in additional costs being incurred by the Company beyond those budgeted. There can be no assurance that current or future construction and start-up plans implemented by the Company will be successful.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

Geopolitical Risk and Conflict

As the Company’s operations expand and reliance on global supply chains increases, the impact of significant geopolitical risk and conflict globally may have a more sizeable and unpredictable impact on the Company’s business, financial condition, and operations than has traditionally been the case. The recent conflict in Ukraine and the global response to this conflict as it relates to sanctions, trade embargos, and military support, has resulted in significant uncertainty as well as economic and supply chain disruptions. Should this conflict go on for an extended period of time, expand beyond Ukraine, or should other geopolitical disputes and conflicts emerge in other regions, this could result in material adverse effects on the Company.

Additional Financings

The Company will require additional financing through equity securities and/or debt to complete the development, construction and commissioning of Phase 2 of the Molo Graphite Mine and the BAF. The success and the pricing of any such capital raising and/or debt financing is dependent upon the prevailing market conditions at that time and upon the Company’s ability to attract significant amounts of debt and/or equity. There is no assurance that such financing will be obtained on terms satisfactory to the Company. Failure to obtain any financing necessary for the Company’s capital expenditure could result in the delay or indefinite postponement of further construction and development of either or both of the Molo Graphite Mine or the BAF, which in turn would materially and adversely affect the financial and operating results of the Company and the market price of the Company’s securities. If the Company raises additional funding by issuing additional equity securities or convertible debt securities such financings may substantially dilute the interests of shareholders of the Company and reduce the value of their investment. Additional financings and share issuances may result in a substantial dilution to shareholders of the Company and decrease the value of the Company’s securities.

The Company’s development and exploration projects are in the African country of Madagascar and are subject to country political and regulatory risks.

The Company is actively monitoring the political climate in Madagascar and continues to hold meetings with representatives of the government and the Ministries in charge of mining. Depending on future actions taken by the government, or any future government, the Company’s business operations could be impacted.

Companies in the mining and metals sector continue to be targeted to raise government revenue, particularly as governments struggle with deficits and concerns over the effects of depressed economies. Many governments are continually assessing the fiscal terms of the economic rent for mining companies to exploit resources in their countries.

The government of Madagascar has granted mining claims, permits, and licenses that will enable us to conduct anticipated operations or exploration and development activities. Notwithstanding, these arrangements, the Company’s ability to conduct operations, exploration and/or development activities at any of its properties is subject to obtaining and/or renewing permits or concessions, changes in laws or government regulations or shifts in political attitudes beyond its control.

Any adverse developments to the political and regulatory situation in Madagascar could have a material effect on the Company’s business, results of operations and financial condition. The Company’s operations may also be affected in varying degrees by terrorism; military conflict or repression; crime; populism; activism; labour unrest; attempts to renegotiate or nullify existing concessions, licenses, permits and contracts; unstable or unreliable legal systems; changes in fiscal regimes including taxation, and other risks arising out of sovereignty issues.

The Company does not currently carry political risk insurance covering its investments in Madagascar. It may not be possible for investors to enforce judgments in Canada against a loss suffered on the Company’s assets and operations in Madagascar.

The Company has a Significant Shareholder

Vision Blue holds approximately 35.8% of the issued and outstanding Common Shares. Vision Blue is also the beneficial owner of 23,214,286 Warrants. Dispositions by a significant shareholder could have an adverse effect on the market price of the Common Shares, as the market price of the Common Shares could fall. As a result of the significant holdings, there is a risk that the Company’s securities are less liquid and trade at a relative discount compared to circumstances where a significant shareholder does not have the ability to influence or determine matters affecting the Company. Additionally, there is a risk that its significant interests in the Company discourages transactions involving a change of control, including transactions in which an investor, as a holder of the Company’s securities, would otherwise receive a premium for its securities in the Company over the then current market price. Further, as long as Vision Blue maintains its current ownership interest in the Company, it may be able to exert influence over matters that are to be determined by votes of the holders of Common Shares. There is a risk that the interests of Vision Blue may differ from those of other shareholders.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

Economic dependence on the Molo Graphite Mine.

The Company’s principal mineral property is the Molo Graphite Mine. As a result, unless the Company acquires or develops any additional material properties or projects, any adverse developments affecting this project or our rights to develop the Molo Graphite Mine could materially adversely affect the Company’s business, financial condition and results of operations.

Additional permits and licenses are necessary to complete the development of the Molo Graphite Mine.

The Company successfully converted its exploration permit for the Molo Graphite Mine into a mining permit. However, the Company requires additional permits necessary to construct and operate the mine, including water use, construction, mineral processing, transportation, export, and labour. Applications for these additional permits and licenses have been undertaken or will be in due course at the appropriate time.  The Company cannot provide any assurance as to the timing of the receipt of any of the additional permits and licenses necessary to initiate construction of the mine.

Fluctuations in the market price of graphite and other metals may adversely affect and the value of the Company’s securities, revenue projections and the ability of the Company to develop Phase 2 of the Molo Graphite Mine.

The value of the Company’s securities may be significantly affected by the market price of graphite and other metals, which are cyclical and subject to substantial price fluctuations. Market prices can be affected by numerous factors beyond the Company’s control, including levels of supply and demand for a broad range of industrial products, economic growth rates of various international economies, expectations with respect to the rate of inflation, the relative strength of various currencies, interest rates, speculative activities, global or regional political or economic circumstances. The Chinese market is a significant source of global demand for commodities, including graphite. Chinese demand has been a major driver in global commodities markets for a number of years and recent reductions in Chinese demand have adversely affected prices for graphite. A slowing in China’s economic growth could result in even lower prices and could negatively impact the value of the Company’s securities. Excess global supply of graphite could result in a decrease in the price of graphite and other metals, which could adversely impact the projected revenues from the Molo Graphite Mine.  Prolonged decreases in the price of graphite or other metals could adversely impact the ability of the Company to proceed with the development of Phase 2 of the Molo Graphite Mine.

Estimates of mineral resources and mineral reserves may not be realized.

Mineral resource and mineral reserve estimates are only estimates and no assurance can be given that any particular level of recovery of minerals will be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The Company relies on laboratory-based recovery models to project estimated ultimate recoveries by mineral type. There can be no assurance that mineral recovery in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Actual recoveries may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geologic, metallurgical or engineering work, and work interruptions, among other things. Short term factors, such as the need for an orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations or the results of those operations. Material changes in mineral reserves or mineral resources, grades, waste-to-ore ratios or recovery rates may affect the economic viability of projects. The estimated mineral reserves and mineral resources should not be interpreted as assurances of mine life or of the profitability of future operations

The Company has a limited operating history and expects to incur operating losses for the foreseeable future.

Since incorporation, the Company has principally operated as a mineral exploration and evaluation company and has not earned any revenues.  Although the Company received a mining permit in 2019 and initiated construction of its first mine in 2021, the Company has no operating history as a mining company and there is no basis to assume the Company will be successful as a mining company.  There are numerous difficulties normally encountered by mining companies and these companies experience a high rate of failure.

The Company expects continue to continue incur operating losses for the foreseeable future until the Molo Graphite Mine generates sufficient recurring revenues to report operating profits, but there is no assurance that construction will be completed or that the mine will ever achieve profitable operations.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

Due to the speculative nature of mineral property exploration, there is substantial risk that the Company’s assets will not go into commercial production and the business will fail.

Exploration for minerals is a speculative venture involving substantial risk. There are numerous difficulties normally encountered by exploration companies and these companies experience a high rate of failure.  The Company cannot provide investors with any assurance that any of the Company’s mineral claims, properties, resources or reserves will ever achieve commercial production. The exploration and evaluation work completed on the Molo Graphite Mine claims may not result in commercial production of graphite. The exploration and evaluation work completed on the Green Giant Vanadium Project may not result in commercial production of vanadium or other minerals.

Mining companies are increasingly required to consider and provide benefits to the communities and countries in which they operate, and are subject to extensive environmental, health and safety laws and regulations.

As a result of public concern about the real or perceived detrimental effects of economic globalization and global climate impacts, businesses generally, and large multinational corporations in natural resources industries, face increasing public scrutiny of their activities. These businesses are under pressure to demonstrate that, as they seek to generate satisfactory returns on investment to shareholders, other stakeholders, including employees, governments, communities surrounding operations and the countries in which they operate, benefit and will continue to benefit from their commercial activities. Such pressures tend to be particularly focused on companies whose activities are perceived to have a high impact on their social and physical environment. The potential consequences of these pressures include reputational damage, legal suits, increasing social investment obligations and pressure to increase taxes and royalties payable to governments and communities.

In addition, the Company’s ability to successfully obtain key permits and approvals to explore for, develop and operate mines and to successfully operate in communities around the world will likely depend on the Company’s ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities, which may or may not be required by law. The Company’s ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company’s activities or those of other mining companies affecting the environment, human health and safety of communities in which the Company operates. Delays in obtaining or failure to obtain government permits and approvals may adversely affect the Company’s operations, including its ability to explore or develop properties, commence production or continue operations. Key permits and approvals may be revoked or suspended or may be varied in a manner that adversely affects the Company’s operations, including its ability to explore or develop properties, commence production or continue operations.

The Company’s business operations are subject to extensive laws and regulations governing worker health and safety and land use and the protection of the environment, which generally apply to air and water quality, protection of endangered, protected or other specified species, hazardous waste management and reclamation. The Company has made, and expect to make in the future, significant expenditures to comply with such laws and regulations. Compliance with these laws and regulations imposes substantial costs and burdens, and can cause delays in obtaining, or failure to obtain, government permits and approvals which may adversely impact the Company’s closure processes and operations.

Because of the inherent dangers involved in mineral exploration, there is a risk that the Company may incur liability or damages as the Company conducts business.

The search for valuable minerals involves numerous hazards. As a result, the Company may become subject to liability for such hazards, including pollution, cave-ins and other hazards against which the Company cannot, or may elect not, to insure against. The Company currently has no such insurance, but management intends to periodically review the availability of commercially reasonable insurance coverage. If a hazard were to occur, the costs of rectifying the hazard may exceed the Company’s asset value and cause us to liquidate all of its assets.

The Company’s operations are subject to environmental regulations, which could result in additional costs and operational delays. Environmental legislation is evolving in a manner that may require stricter standards, and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that any future changes in environmental regulation will not negatively affect the Company’s projects.

The Company has no insurance for environmental problems.

Insurance against environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production, has not been available generally in the mining industry. The Company has no insurance coverage for most environmental risks. In the event of a problem, the payment of environmental liabilities and costs would reduce the funds available to us for future operations. If the Company’s is unable to full pay for the cost of remedying an environmental problem, the Company might be required to enter into an interim compliance measure pending completion of the required remedy.

36

NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

Should the Company lose the services of key executives, the Company’s financial condition and proposed expansion may be negatively impacted.

The Company depends on the continued contributions of the Company’s executive officers to work effectively as a team, to execute its business strategy and to manage its business. The loss of key personnel, or their failure to work effectively, could have a material adverse effect on its business, financial condition, and results of operations. Specifically, the Company relies on Craig Scherba, the President and Chief Executive Officer and Marc Johnson, the Chief Financial Officer.

The Company does not maintain key man life insurance. Should the Company lose any or all of their services and the Company is unable to replace their services with equally competent and experienced personnel, the Company’s operational goals and strategies may be adversely affected, which will negatively affect potential revenues.

Because access to the Company’s properties may be restricted by inclement weather or proper infrastructure, its exploration programs are likely to experience delays.

Access to most of the properties underlying the Company’s claims and interests is restricted due to their remote locations and because of weather conditions. Some of the Company’s properties are only accessible by air. As a result, any attempts to visit, test, or explore the property are generally limited to those periods when weather permits such activities. These limitations can result in significant delays in exploration efforts, as well as mining and production efforts in the event that commercial amounts of minerals are found. This could cause the Company’s business to fail.

Climate change and related regulatory responses may impact the Company’s business.

Climate change as a result of emissions of greenhouse gases is a current topic of discussion and may generate government regulatory responses in the near future. It is impracticable to predict with any certainty the impact of climate change on the Company’s business or the regulatory responses to it, although the Company recognizes that they could be significant. However, it is too soon for us to predict with any certainty the ultimate impact, either directionally or quantitatively, of climate change and related regulatory responses.

To the extent that climate change increases the risk of natural disasters or other disruptive events in the areas in which the Company operates, the Company could be harmed. While the Company maintains rudimentary business recovery plans that are intended to allow us to recover from natural disasters or other events that can be disruptive to the Company’s business, its plans may not fully protect us from all such disasters or events.

Compliance with changing regulation of corporate governance and public disclosure will result in additional expenses and pose challenges for management.

The Company’s management team needs to devote significant time and financial resources to comply with both existing and evolving standards for public companies, which will lead to increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

Tax risks.

Changes in tax laws or tax rulings could materially affect the Company’s financial position and results of operations. Changes to, or differing interpretations of, taxation laws or regulations in Canada, Madagascar, the United States of America, or any of the countries in which the Company’s assets or relevant contracting parties are located could result in some or all of the Company’s profits being subject to additional taxation or other tax liabilities being applicable to the Company or its subsidiaries. Taxation laws are complex, subject to differing interpretations and applications by the relevant tax authorities. In particular, the tax treatment relating to the Company’s corporate redomicile from the US to Canada is complex. There is no assurance that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect on profitability, results of operations, financial condition and the trading price of the Company’s securities. Additionally, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make investments in or by the Company less attractive to counterparties. Such changes could adversely affect the Company’s ability to raise additional funding or make future investments.

The Company may experience losses due to foreign exchange translations.

From time to time the Company holds a significant portion of cash reserves in Canadian dollars. Due to foreign exchange rate fluctuations, the value of these Canadian dollar reserves can result in translation gains or losses in U.S. dollar terms. If there was a significant decline in the Canadian dollar versus the U.S. dollar, the Company’s converted Canadian dollar cash balances presented in U.S. dollars on its balance sheet would significantly decline. If the US dollar significantly declines relative to the Canadian dollar the Company’s quoted US dollar cash position would significantly decline as it would be more expensive in US dollar terms to pay Canadian dollar expenses. The Company has not entered into derivative instruments to offset the impact of foreign exchange fluctuations. In addition, certain of the Company’s ongoing expenditures are in South African Rand, Madagascar Ariary and Euros requiring us to occasionally hold reserves of these foreign currencies with a similar risk of foreign exchange currency translation losses.

37

NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

The Company’s business is subject to anti-corruption and anti-bribery laws, a breach or violation of which could lead to civil and criminal fines and penalties, loss of licenses or permits and reputational harm.

The Company operates in certain jurisdictions that have experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. Anti-corruption and anti-bribery laws in certain jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. The Company’s corporate policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. There can be no assurance that the Company’s internal control policies and procedures always will protect it from recklessness, fraudulent behavior, dishonesty or other inappropriate acts committed by the Company’s affiliates, employees or agents. As such, the Company’s corporate policies and processes may not prevent all potential breaches of law or other governance practices. Violations of these laws, or allegations of such violations, could lead to civil and criminal fines and penalties, litigation, and loss of operating licenses or permits, and may damage the Company’s reputation, which could have a material adverse effect on its business, financial position and results of operations or cause the market value of the Common Shares to decline.

The Company is exposed to general economic conditions, which could have a material adverse impact on its business, operating results and financial condition.

Recently there have been adverse conditions and uncertainty in the global economy as the result of unstable global financial and credit markets, inflation, and recession. These unfavorable economic conditions and the weakness of the credit market may continue to have, an impact on the Company’s business and the Company’s financial condition. The current global macroeconomic environment may affect the Company’s ability to access the capital markets may be severely restricted at a time when the Company wishes or needs to access such markets, which could have a materially adverse impact on the Company’s flexibility to react to changing economic and business conditions or carry on operations.

The market price for the Common Shares is particularly volatile given the Company’s status as a company with a small public float, limited operating history and lack of profits which could lead to wide fluctuations in the market price for the Common Shares.

The market price for the Common Shares is characterized by significant price volatility when compared to seasoned issuers, and the Company expects that its share price will continue to be more volatile than a seasoned issuer. Such volatility is attributable to a number of factors. First, the Common Shares, at times, are thinly traded. As a consequence of this lack of liquidity, the trading of relatively small quantities of Common Shares by shareholders may disproportionately influence the price of those Common Shares in either direction. The price for the Common Shares could, for example, decline precipitously in the event that a large number of Common Shares are sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price. Second, the Company is a speculative or “risky” investment due to the Company’s limited operating history, lack of profits to date and uncertainty of future market acceptance for the Company’s potential products. As a consequence, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the stock of a seasoned issuer. Many of these factors are beyond the Company’s control and may decrease the market price of the Common Shares, regardless of the Company’s performance. The Company cannot make any predictions as to what the prevailing market price for the Common Shares will be at any time or as to what effect that the sale of Common Shares or the availability of Common Shares for sale at any time will have on the prevailing market price.

Securities of small-cap and mid-cap companies have experienced substantial volatility in the recent past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short-term changes in graphite prices and demand, the U.S. dollar, the Malagasy ariary, the Canadian dollar, and the Company’s financial condition or results of operations as reflected in its financial statements. Other factors unrelated to the performance of the Company that may have an effect on the price of the Common Shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of Common Shares; the size of the Company’s public float may limit the ability of some institutions to invest in its securities; and a substantial decline in the price of the Common Shares that persists for a significant period of time could cause its securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the long-term value of the Company. Class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

38

NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

The Company does not intend to pay dividends in the foreseeable future.

The Company does not anticipate paying cash dividends in the foreseeable future. The Company may not have sufficient funds to legally pay dividends. Even if funds are legally available to pay dividends, the Company may nevertheless decide, in its sole discretion, not to pay dividends. The declaration, payment and amount of any future dividends will be made at the discretion of the board of directors, and will depend upon, among other things, the results of the Company’s operations, cash flows and financial condition, operating and capital requirements, and other factors the board of directors may consider relevant. There is no assurance that the Company will pay any dividends in the future, and, if dividends are paid, there is no assurance with respect to the amount of any such dividend.

9. DIVIDENDS AND DISTRIBUTIONS

The Company does not pay dividends and is unlikely to do so in the immediate or foreseeable future.

10. DESCRIPTION OF THE CAPITAL STRUCTURE

The Company’s common shares trade on the Toronto Stock Exchange (the “TSX”) under the symbol “NEXT” and the OTCQB under the symbol “NSRCF”. The Company’s common shares have no par value, and the authorized share capital is composed of an unlimited number of common shares.

As of June 30, 2022, the Company had the following outstanding securities:

Common shares issued and outstanding	101,872,614
Warrants	23,214,286
Stock options	1,910,000
Restricted share units (RSUs)	270,000
Fully diluted common shares	127,266,900

Common Shares

As of June 30, 2022, the Company had 101,872,614 common shares issued and outstanding (June 30, 2021: 98,184,260).

The following shares were issued during the year ended June 30, 2022:

(a)	On September 23, 2021, a total of 211,112 warrants priced at CAD$0.90 were exercised into 211,112 common shares for gross proceeds of $150,588.

(b)	On October 5, 2021, a total of 54,616 warrants priced at CAD$0.65 and 206,667 warrants priced at CAD$0.90 were exercised into 261,283 common shares for gross proceeds of $175,077.

(c)	On October 20, 2021, a total of 155,556 warrants priced at CAD$0.90 were exercised into 155,556 common shares for gross proceeds of $113,110.

(d)	On October 22, 2021, a total of 214,445 warrants priced at CAD$0.90 were exercised into 214,445 common shares for gross proceeds of $156,129.

(e)	On November 23, 2021, a total of 100,000 warrants priced at CAD$0.65 were exercised into 100,000 common shares for gross proceeds of $51,407.

(f)	On December 16, 2021, a total of 123,518 RSUs were converted into common shares.

(g)	On March 2, 2022, a total of 461,539 warrants priced at CAD$0.65 were exercised into 461,539 common shares for gross proceeds of $235,804.

(h)	On March 31, 2022, a total of 30,800 warrants priced at CAD$0.65 were exercised into 30,800 common shares for gross proceeds of $15,998.

(i)	On April 28, 2022, a total of 38,500 warrants priced at CAD$0.65 were exercised into 38,500 common shares for gross proceeds of $19,575.

39

NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

(j)	On May 18, 2022, a total of 325,000 warrants priced at CAD$0.65 were exercised into 325,000 common shares for gross proceeds of $162,345.

(k)	On May 18, 2022, a total of 220,000 options priced at USD$0.66 were exercised into 220,000 common shares for gross proceeds of $144,833.

(l)	On May 23, 2022, a total of 220,000 options priced at USD$0.66 were exercised into 220,000 common shares for gross proceeds of $146,764.

(m)	On June 2, 2022, a total of 220,000 options priced at USD$0.66 were exercised into 220,000 common shares for gross proceeds of $145,200.

(n)	On June 9, 2022, a total of 215,000 options priced at USD$0.66 were exercised into 215,000 common shares for gross proceeds of $141,900.

(o)	On June 24, 2022, a total of 30,800 warrants priced at CAD$0.65 were exercised into 30,800 common shares for gross proceeds of $15,529.

(p)	On June 27, 2022, a total of 180,000 warrants priced at CAD$0.65 were exercised into 180,000 common shares for gross proceeds of $91,090.

(q)	On June 30, 2022, a total of 680,801 warrants priced at CAD$0.65 were exercised into 680,801 common shares for gross proceeds of $343,538.

Common Share Purchase Warrants

As of June 30, 2022, the Company had 23,214,286 common share purchase warrants outstanding (June 30, 2021: 25,904,122) with a weighted average expiration of 0.88 years (June 30, 2021: 1.77 years), which are exercisable into 23,214,286 (June 30, 2021: 25,904,122) common shares at a weighted average exercise price of USD$0.78 (June 30, 2021: USD$0.78). All outstanding warrants vested on their respective issue dates.

			As at				As at
Issued	Expiration	Exercise	June 30,				June 30,
Date	Date	Price	2021	Issued	Cancelled	Exercised	2022
October 25, 2019	October 25, 2021	CAD $0.90	787,780	-	-	(787,780)	-
July 2, 2020	July 2, 2022	CAD $0.65	1,902,056	-	-	(1,902,056)	-
May 19, 2021	May 19, 2023	CAD $1.00	23,214,286	-	-	-	23,214,286
Totals			25,904,122	-	-	(2,689,836)	23,214,286

Nil common share purchase warrants were issued during the year ended June 30, 2022.

Stock Options

As of June 30, 2022, the Company had 1,910,000 stock options outstanding (June 30, 2021: 2,780,000) with a weighted average expiration of 1.74 years (June 30, 2021: 2.15), which are exercisable into 1,910,000 common shares (June 30, 2021: 2,780,000) at a weighted average exercise price of USD$2.17 (June 30, 2021: USD$1.73).  All the outstanding stock options vested on their respective grant dates.

			As at				As at
Award & Vesting	Expiration	Exercise	June 30,				June 30,
Date	Date	Price	2021	Awarded	Cancelled	Exercised	2022
June 9, 2017	June 9, 2022	USD $0.66	900,000	-	(25,000)	(875,000)	-
March 26, 2019	March 26, 2024	CAD $1.00	580,000	-	-	-	580,000
March 19, 2021	March 19, 2024	CAD $3.60	1,300,000	-	-	-	1,300,000
May 11, 2022	May 11, 2025	CAD $2.50	-	30,000	-	-	30,000
Totals			2,780,000	30,000	(25,000)	(875,000)	1,910,000

40

NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

The following stock options were granted during the year ended June 30, 2022:

(a)

On May 11, 2022, the Company granted 30,000 stock options exercisable at a price of CAD$2.50 for a period of three years. The options were valued at $43,050 using the Black-Scholes pricing model based on a risk-free rate of 2.74%, a term of 3 years, volatility of 128% and a market price of $1.93 (CAD$2.50). These stock options vested on the grant date.

Restricted Share Units (RSUs)

As of June 30, 2022, the Company had 270,000 RSUs issued and outstanding (June 30, 2021: 475,000) which entitle the holders to receive 270,000 common shares (June 30, 2021: 475,000) for no additional consideration but are subject to satisfying their respective vesting conditions. The RSUs have a weighted average until vesting of 0.38 years (June 30, 2021: 0.86) and weighted average until expiration of 1.00 years (June 30, 2021: 1.40). A total of $342,880 (2021: $468,844) was expensed as share-based compensation related to vesting or cancellation of RSUs

			As at				As at
Grant	Vesting	Expiration	June 30,				June 30,
Date	Date	Date	2021	Awarded	Cancelled	Converted	2022
Vesting condition - Employment on vesting date:
March 19, 2021	December 31, 2022	June 30, 2023	200,000	-	-	-	200,000
May 11, 2022	July 14, 2022	June 30, 2023	-	40,000	-	-	40,000
Vesting condition - Milestone achieved on vesting date:
March 19, 2021	June 30, 2022	December 31, 2022	125,000	-	(125,000)	-	-
March 19, 2021	May 17, 2021	December 31, 2021	150,000	-	-	(150,000)	-
May 11, 2022	July 14, 2022	June 30, 2023	-	30,000	-	-	30,000
Totals			475,000	70,000	(125,000)	(150,000)	270,000

The following RSUs were granted during the year ended June 30, 2022:

(a)

On May 11, 2022, the Company granted 40,000 RSUs with a vesting date of July 14, 2022, whereby the holder will receive 40,000 common shares subject to achieving certain milestones on the vesting date. The grant date fair value was estimated at $77,230 based on a grant-date market price of $1.93 (CAD$2.50).

(b)

On May 11, 2022, the Company granted 30,000 RSUs with a vesting date of July 14, 2022, whereby the holder will receive 30,000 common shares subject to being employed on the vesting date. These RSUs vested on July 14, 2022. The grant date fair value was estimated at $57,922 based on a grant-date market price of $1.93 (CAD$2.50).

The following occurred during the year ended June 30, 2022:

(a)	A total of 125,000 RSUs did not satisfy their vesting conditions and were cancelled.

(b)

A total of 150,000 RSUs satisfied their vesting conditions whereby 123,518 were converted into common shares and 26,482 were forfeited to cover payroll deductions owed to the Company by the recipient resulting in a reduction of capital of $70,190.

11. MARKET FOR SECURITIES

Trading Price and Volume

The table below sets forth the high and low closing sale prices and volume of our common shares on the TSX for each month of the most recently completed financial year.  Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

	TSX (in CAD$)
Month	High	Low	Volume
July 2021	$2.91	$2.24	1,976,473
August 2021	$2.71	$2.18	748,990
September 2021	$3.04	$1.91	2,366,325
October 2021	$3.67	$2.59	2,860,702
November 2021	$3.55	$3.04	3.441,316
December 2021	$3.34	$2.94	2,207,881
January 2022	$4.51	$3.45	6,161,025
February 2022	$4.53	$3.64	3,368,504
March 2022	$4.18	$3.43	2,942,958
April 2022	$3.75	$3.06	1,769,209
May 2022	$3.15	$2.29	2,781,107
June 2022	$2.40	$1.93	1,558,845

41

NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

12. PRIOR SALES

The following table summarizes the issuance of unlisted securities of the Company during the year ended June 30, 2022.

Date of Issuance	Number/Type of Security	Issue/Exercise Price per Security
May 11, 2022	30,000 stock options	CAD$2.50 (1)
May 11, 2022	40,000 restricted share units	$Nil (2)
May 11, 2022	30,000 restricted share units	$Nil (3)

(1): Expiring May 11, 2025

(2): Expiring on June 30, 2023, which vested on July 14, 2022

(3): Expiring on June 30, 2023, which vested on July 14, 2022

13. SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

To the knowledge of the Company, there are not securities subject to a contractual restriction on transfer.

14. DIRECTORS AND OFFICERS

The following are the directors and officers of the Company.

Name	Company Position	Principal Occupation (1)	Director Since	# and % of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly (2)
Sir Mick Davis (London, UK)	Chair of the Board of Directors	CEO of Vision Blue Resources Limited	March 2021	35,214,286 (7) (35.8%)
Craig Scherba (6) (Riviere Noire, Mauritius)	Director, and President & Chief Executive Officer		January 2010	419,000 (0.4%)
Brett Whalen (3) (Markham, ON, Canada)	Director	Professional investor	July 2020	1,025,000 (1.0%)
Robin Borley (6) (Johannesburg, South Africa)	Director, and Chief Operating Officer		December 2013	1,199,563 (1.1%)
Christopher Kruba (3)(4)(5) (Windsor, ON, Canada)	Director	Vice-President and Senior Counsel of Nostrum Capital Corporation	December 2020	360,000 (0.4%)
Ian Pearce (3)(6) (Toronto, ON, Canada)	Director	Chair of the Board of Directors of Newgold Inc., Director of Nexa Resources, Northland Power Inc., and Metso Outotec	July 2021	Nil (0.0%)
Marc Johnson (Toronto, ON, Canada)	Chief Financial Officer			445,601 (0.4%)
Brent Nykoliation (Toronto, ON, Canada)	SVP Corporate Development			430,175 (0.4%)

42

NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

(1)	Other than as described in the Company Position by the respective individual.
(2)	The number of securities beneficially owned or controlled or directed, directly or not directly, is not within the knowledge of the Company and has been furnished by the respective individual.
(3)	Ian Pearce, Brett Whalen, and Christopher Kruba are independent directors of the Company.
(4)	Members of the Audit Committee are Christopher Kruba (Chair), Brett Whalen, and Ian Pearce.
(5)	Members of the Governance Committee are Brett Whalen (Chair), Christopher Kruba, and Ian Pearce.
(6)	Members of the Sustainability Committee are Ian Pearce (Chair), Craig Scherba and Robin Borley.
(7)

These represent the common shares owned by Vision Blue Resources Limited. Vision Blue Resources Limited also holds 23,214,286 common share purchase warrants each exercisable at CAD$1.00 that expire on May 19, 2023.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No directors or executive officers of the Company: (i) is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that (a) was subject to a cease trade order; an order similar to a cease trade order; or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an “Order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or (b) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; (ii) is, as at the date hereof, or has been within 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (iii) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

As at the date hereof, No directors or executive officers of the Company has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Stockholder in deciding whether to vote for a proposed director.

Conflicts of Interest

To the best of our knowledge, and other than as disclosed below, there are no known existing or potential conflicts of interest between us and any of our directors or officers, except that certain of the directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of NextSource and their duties as a director or officer of such other companies.

The Chair of the Board of Directors, Sir Mick Davis, is also the CEO of Vision Blue Resources Limited (“Vision Blue”), which owns 34.6% of the outstanding and issued common shares of the Company and 46.0% of the common shares on a fully diluted basis. Vision Blue also owns a royalty on the Molo Graphite Mine and a royalty on the Green Giant Vanadium Project. Vision Blue was also granted certain other rights in relation to the Investment Agreement announced on February 8, 2021, as described in Interest of Management and Others in Material Transactions.

15. LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not currently involved in any litigation that we believe could have a material adverse effect on our financial condition or results of operations. There is no regulatory action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, securities commissions, self-regulatory organization or body pending or, to the knowledge of the executive officers of our Company or any of our subsidiaries, threatened against or affecting our Company, our common stock, any of our subsidiaries or of our companies or our subsidiaries' officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

16. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the Company, with the exception of what is provided herein, no director, executive officer, or person that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of outstanding voting securities of the Company, or an associate or affiliate of any of the foregoing, have had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this Annual Information Form that has materially affected or is reasonably expected to materially affect the Company or its subsidiaries.

43

NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

On February 8, 2021, the Company announced that it entered into a binding agreement with Vision Blue Resources Limited (“Vision Blue”) to provide the Financing Package for total gross proceeds of USD$29.5M. As of the date of this AIF, Vision Blue is the beneficial owner of 35,214,286 common shares representing 34.6% of the issued and outstanding common shares of the Company. Vision Blue is also the beneficial owner of 150,000 stock options exercisable at CAD$3.60 (USD$2.63) until March 19, 2024, and 23,214,286 common share purchase warrants each exercisable at a price of CAD$1.00 (approximately USD$0.73) until May 19, 2023. If all outstanding warrants, stock options and restricted share units were exercised, Vision Blue would be the beneficial owner of 58,593,572 common shares representing 46.0% of the fully diluted common shares of the Company. The Chairman of Vision Blue, Sir Mick Davis, was appointed as Chair of the Board of Directors of the Company on March 5, 2021. The second Vision Blue appointee, Ian Pearce, was appointed to the Board of Directors of the Company on July 14, 2021.

17. TRANSFER AGENT AND REGISTRAR

The Company’s principal transfer agent and registrar for our common shares is TSX Trust Company and its principal offices are in Toronto, Canada.

18. MATERIAL CONTRACTS

The following lists material contracts that were entered into outside the normal course of business during the most recently completed fiscal year or before the last fiscal year that is still in effect:

a)	The Investment Agreement dated February 7, 2021, between Vision Blue Resources Limited and the Company.

b)

The Royalty Agreement Relating to the Molo Graphite and Vanadium Project dated February 8, 2021, between Vision Blue Resources Limited as royalty holder, NextSource Graphite (Mauritius) Ltd., as graphite grantor, NextSource Minerals (Mauritius) Ltd. as vanadium grantor, and NextSource Materials Inc., ERG (Madagascar) SARLU, NextSource Minerals (Madagascar) and NextSource Materials (Mauritius) Ltd. as guarantors.

19. INTEREST OF EXPERTS

Craig Scherba, P.Geo., the Company’s President and Chief Executive Officer is the Qualified Person, as defined by NI 43-101, and has reviewed and approved the scientific and technical information disclosed in this Annual Information Form. See “Directors and Officers”

Johann Knipe de Bruin, Pr. Eng, has acted as a qualified person on the Molo Feasibility Study and has reviewed and approved the information related to the Molo Feasibility Study in this Annual Information Form. Johann Knipe de Bruin, Pr. Eng, is independent of the Company in accordance with NI 43-101. As at the date hereof, Johann Knipe de Bruin hold less than one percent of the Company’s outstanding securities.

MNP LLP (“MNP”) was engaged to audit our consolidated financial statements and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of Ontario.

20. AUDIT COMMITTEE

Oversight

The Audit Committee is responsible for the oversight and for recommending the appointment, compensation, retention, termination of an independent external auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services for the Company. The Company has adopted a requirement to pre-approve non-audit services provided by the external auditor.

Meetings

During fiscal 2022, the audit committees met four (4) times in person or by telephone.

Composition

The members of the Audit Committee are Christopher Kruba (Chair), Brett Whalen, and Ian Pearce. Each member is independent and is financially literate as per the standards of National Instrument 52-110.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

Relevant Education and Experience

Christopher Kruba is Vice-President and Counsel to Nostrum Capital Corporation and a number of related corporations that are part of the Toldo Group.  The Toldo Group is headquartered in Windsor, Ontario and is composed of several privately held corporations in Canada and the United States, some of which manufacture and operate in diversified sectors and others which are involved in active and passive investments across capital markets throughout North America, Europe and Africa.  In addition to his responsibilities as counsel to the Toldo Group Mr. Kruba serves as corporate secretary to all the companies, is a member of group’s investment committee and he serves on the board of directors of many of the companies.  In his roles Mr. Kruba is involved in capital market decisions, he has lead mergers and acquisitions and he has participated in the management and strategic planning for numerous companies, including venture capital corporations in which the group has invested.  Prior to joining the Toldo Group in 2000 Mr. Kruba articled with and practiced at the law firm of Gignac, Sutts LLP in Windsor, Ontario. Mr. Kruba graduated from the University of Windsor’s Faculty of Law in 1998 and has been a Member of the Law Society of Ontario since 1999.  Nostrum Capital Corporation and Mr. Kruba personally have been investors in NextSource Materials Inc. since 2011.

Brett Whalen has been a director since July 2020 and was appointed as Chair of the Board of Directors from July 2020 until March 2021.  Mr. Whalen has over 20 years of investment banking and M&A expertise, spending over 16 of those years at Dundee Corporation (Dundee Corp.). During his tenure at Dundee Corp., Mr. Whalen was directly involved in completing approximately $2 billion in M&A deals and helped raise over $10 billion dollars in capital to the resource sector. Mr. Whalen became Vice President and Portfolio Manager of Goodman and Company (a division of Dundee) and was President and CEO of the CMP Group of Companies. Mr. Whalen has held Board seats of several TSX-listed and privately held companies and holds a BA (Honours) degree in Economics and Finance from Wilfrid Laurier University.

Ian Pearce is a Corporate Director with over 40 years of professional experience in the global metallurgy and mining related industries. Mr. Pearce held executive roles at Falconbridge Limited, including Chief Operating Officer and subsequently served as Chief Executive Officer of Xstrata Nickel, a subsidiary of Xstrata plc. He has also held senior engineering and project management roles managing numerous significant development projects in the mining extractives sector. Mr. Pearce currently is a Director of New Gold Inc, where he is Chair of the Board, Director of Metso Outotec Corporation and Director of Northland Power Inc. Mr. Pearce holds a Higher National Diploma in Engineering (Mineral Processing) from the University of Johannesburg and a Bachelor of Science degree from the University of the Witwatersrand in South Africa.

External Auditor Service Fees

MNP LLP served as external auditor for the fiscal year ended June 30, 2022.  The Board considers that the work done by MNP LLP is compatible with maintaining MNP LLP as external auditor for the next fiscal year. All the work expended by MNP LLP on the audit was attributed to work performed by MNP LLP’s full-time permanent employees.

During the years ended June 30, 2022 and 2021, the Audit Committee pre-approved all of the fees invoiced by MNP LLP.

	Year-ended June 30, 2022	Year-ended June 30, 2021
Audit Fees (1)	$58,422	$46,010
Audit-Related Fees (2)	$23,394	$Nil
Tax Fees (3)	$20,447	$12,412
All Other Fees (4)	$Nil	$Nil

(1): Audit Fees is the aggregate fees in USD billed by the issuer's external auditor during each of the last two fiscal years for audit services.

(2): Audit-Related Fees is the aggregate fees in USD billed during each of the last two fiscal years for assurance and related services by the issuer's external auditor that are reasonably related to the performance of the audit or review of the issuer's financial statements and are not reported under Audit Fees.

(3): Tax Fees is the aggregate fees in USD billed during each of the last two fiscal years for professional services rendered by the issuer's external auditor for tax compliance, tax advice, and tax planning.

(4): All Other Fees is the aggregate fees in USD billed during each of the last two fiscal years for products and services provided by the issuer's external auditor, other than the services reported under.

Audit Committee Charter

 A. Purpose: Responsibilities and Authority

The audit committee (the “Audit Committee”) shall carry out its responsibilities under applicable laws, regulations, and stock exchange requirements with respect to the employment, compensation and oversight of the Company’s independent auditor, and other matters under the authority of the Audit Committee.

The Audit Committee shall also assist the Board in carrying out its oversight responsibilities relating to the Company’s financial, accounting and reporting processes, the management of financial and non-financial risks, the Company’s system of internal accounting and financial controls, the Company’s compliance with related legal and regulatory requirements, and the fairness of transactions between the Company and related parties.

In furtherance of this purpose, the Audit Committee shall have the following responsibilities and authority:

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

(a)	External Auditors.

(i)

The Audit Committee shall recommend to the Board the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review, or attest services for the Company, and shall set the compensation for the external auditor and shall ensure that the external auditor reports directly to the Audit Committee.

(ii)

The Audit Committee shall be directly responsible for overseeing the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting.

(iii)	The Audit Committee shall review the external auditor’s audit plan, including scope, procedures, and timing of the audit.

(iv)	The Audit Committee shall pre-approve all non-audit services to be provided by the external auditor.

(v)	The Audit Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employers of the present and former external auditor.

(vi)	The Audit Committee shall review fees paid by the Company to the external auditor and other professionals in respect of audit and non-audit services on an annual basis.

(b)	Financial Reporting and Internal Controls.

(i)

The Audit Committee shall review the annual audited financial statements to satisfy itself that they are presented in accordance with generally accepted accounting principles, that the information contained therein is not erroneous, misleading, or incomplete and that the audit function has been effectively carried out.

(ii)

The Audit Committee shall report to the Board with respect to its review of the annual audited financial statements and recommend to the Board whether same should be approved prior to their being publicly disclosed.

(iii)

The Audit Committee shall review the Company’s annual and interim financial statements, management’s discussion and analysis relating to annual and interim financial statements, and earnings press releases prior to any of the foregoing being publicly disclosed by the Company.

(iv)

The Audit Committee shall satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements other than the disclosure referred to in Section (b)(iii) of this Charter, and periodically assess the adequacy of these procedures.

(v)	The Audit Committee shall oversee the preparation of reports relating to the Audit Committee required under applicable laws, regulations and stock exchange requirements.

(vi)	The Audit Committee shall oversee any investigations of alleged fraud and illegality relating to the Company’s finances.

(vii)

The Audit Committee shall establish whistleblowing procedures for: (1) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (2) the confidential, anonymous submission by employees of the Company or concerns regarding questionable accounting or auditing matters.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

(c)	Risk Management

(i)

The Audit Committee shall meet no less frequently than annually with the external auditor and the Chief Financial Officer to review accounting practices, internal controls, management information systems, cybersecurity, auditing matters and such other matters as the Audit Committee deems appropriate.

(ii)

The Audit Committee shall inquire of management and the external auditor regarding significant financial and non-financial risks or exposures to which the Company may be subject and shall assess the adequacy of the steps that management has taken to minimize, manage and respond to such risks.

(iii)

The Audit Committee shall discuss with management and the external auditor any correspondence with regulators or governmental agencies and any employee complaints or reports which raise material issues regarding the Company’s financial statements or accounting policies.

(iv)	The Audit Committee shall oversee the internal audit functions (as applicable).

(v)	The Audit Committee shall exercise oversight with respect to whistleblower and anti-fraud programs and controls.

(vi)

The Audit Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(vii)	The Audit Committee shall review the availability and or adequacy of insurance coverage for insurable risks.

(viii)	The Audit Committee shall review legal and regulatory compliance matters that could have a material impact on the Company’s business, operations or financial statements.

(d)	Additional Responsibilities and Authority

(i)

The Audit Committee shall have the authority to: (i) to engage independent counsel and other advisors as it determines necessary to carry out its duties, (ii) to set and pay the compensation for any advisors employed by the Audit Committee, and (iii) to communicate directly with the internal (as applicable) and external auditors.

(ii)	The Audit Committee shall perform any other responsibilities consistent with this Charter and any applicable laws as the Audit Committee or Board deems appropriate.

(iii)	Conduct an annual performance evaluation of the Audit Committee and identify opportunities for improved effectiveness.

B. Limitation of Audit Committee’s Role

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of management and the external auditor.

C. Structure and Membership

a.	Number and minimum qualifications

The Audit Committee shall consist of a minimum of three persons.

All members of the Audit Committee shall meet the experience and financial literacy requirements of National Instrument NI 52-110 and the rules of the Toronto Stock Exchange.

b.	Independence Requirements

All the members of the Audit Committee shall be “independent” as required for audit committees by National Instrument 52-110 and the rules of the Toronto Stock Exchange.

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NEXTSOURCE MATERIALS INC. ANNUAL INFORMATION FORM For the year ended June 30, 2022

c.	Financial Literacy

National Instrument 52-110

Section 3.1(4) states that each audit committee member must be financially literate.

Section 1.6 defines the meaning of financial literacy as follows:

“For the purposes of this Instrument, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.”

21. ADDITIONAL INFORMATION

Additional information related to the Company is provided in the Company’s audited Consolidated Financial Statements for the years ended June 30, 2022 and 2021.

Additional information, including the financial statements and management discussion and analysis (MD&A) for the most recently completed financial year, is available on SEDAR at www.sedar.com or on the Company website at www.nextsourcematerials.com.

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